SUNOCO INC

2003 Annual Report

Sunoco, Inc.,

headquartered in Philadelphia, PA, is a leading manufacturer and marketer of petroleum and petrochemical products. With 890,000 barrels per day of refining capacity, 4,528 retail sites selling gasoline and convenience items, over 4,500 miles of crude oil and refined product owned and operated pipelines and 34 product terminals, Sunoco is one of the largest independent refiner-marketers in the United States. Sunoco is a significant manufacturer of petrochemicals with annual sales of approximately five billion pounds, largely chemical intermediates used to make fibers, plastics, film, and resins. Utilizing a unique, patented technology, Sunoco also manufactures two million tons annually of high-quality metallurgical-grade *coke for use in the steel industry.*

Contents:

Projections, estimates, business plans and other non-historical information contained in the Letter to Shareholders and elsewhere in this publication are forward-looking statements. Actual future project dates, refinery utilization rates, volumes of products manufactured or sold, rates of return, income, cash flow, earnings growth, capital spending, costs and plans could differ materially due to, for example, changes in market conditions, changes in refining, chemicals or marketing margins, crude oil and feedstock supply, changes in operating conditions and costs, changes in law or government policy, technical difficulties and other factors discussed in more detail in the "Forward-Looking Statements" discussion on page 38. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information or future events.

Financial Highlights

(Dollars and shares in millions, except per share amounts)	**2003**	2002	2001	2000	1999
Operating Results					
Sales and other operating revenue	**$17,866**	$14,299	$14,063	$14,514	$10,045
Net income (loss)	**$312**	$(47)	$398	$422	$97
Net cash provided by operating activities	**$993**	$547	$779	$778	$499
Capital program (including acquisitions)	**$785**	$439	$1,039	$465	$410
Dividends paid	**$79**	$76	$82	$87	$90
Share repurchases	**$136**	$—	$393	$144	$19
Financial Position, Year End					
Total assets	**$6,922**	$6,441	$6,019	$5,537	$5,289
Total debt	**$1,453**	$1,455	$1,444	$935	$1,029
Shareholders' equity	**$1,556**	$1,394	$1,642	$1,702	$1,506
Capital employed	**$3,009**	$2,849	$3,086	$2,637	$2,535
Per Share Data					
Net income (loss) — diluted	**$4.03**	$(.62)	$4.85	$4.82	$1.07
Cash dividends on common stock	**$1.025***	$1.00	$1.00	$1.00	$1.00
Shareholders' equity	**$20.64**	$18.24	$21.74	$20.06	$16.76
Market price of common stock at December 31	**$51.15**	$33.18	$37.34	$33.69	$23.50
Other Data, Year End					
Return on average capital employed (based on net income (loss))	**13.0%**	0.9%	15.4%	18.1%	6.0%
Shares outstanding	**75.4**	76.4	75.5	84.8	89.9
Number of employees	**14,900**	14,000	14,200	12,300	11,300

*Commencing with the fourth quarter of 2003, the Company increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year).

To Our Shareholders



During 2003, we made more progress growing our Company than in any year in the recent past. Our share price increased substantially as investors have recognized the value that has been built into Sunoco and have become more optimistic about the prospects for our core businesses.

Our 2003 financial performance improved significantly from 2002, which was a most disappointing year in terms of earnings. We were also able to achieve asset growth in each of our five businesses while further strengthening the balance sheet. We continued our practice of returning substantial cash to shareholders through share repurchase and a dividend increase, the first one in 17 years. We continued to improve operating efficiency, productivity and the competitiveness of our businesses. We took action to shut down or divest assets and redeployed invested capital where the return on investment did not meet our expectations. We believe our many actions in 2003 have improved our prospects for 2004 and beyond and have contributed to our continued share price appreciation in early 2004. Some highlights from 2003 are worth noting:

Our health, environment and safety ("HES") performance for the year was mixed. Safety performance was excellent, but air emissions and water discharges did not meet our aggressive targets. With respect to safety, we made significant progress in both employee and contractor recordable rates and achieved better-than-industry benchmark averages in all of our businesses. In the environmental performance areas, investments in infrastructure-improvement projects and new processing equipment, particularly sulfur recovery units at our Philadelphia refinery, should substantially improve our performance in the coming year.

Income before special items* for 2003 was $335 million ($4.32 per diluted share) versus a 2002 loss of $25 million. Earnings from each of our core businesses, Refining and Supply, Retail Marketing and Chemicals, were up sharply from the prior year. During 2003, our Return on Capital Employed** (based on income before special items) was a sector-leading 13.8 percent and our share price increased 54 percent. For the fourth consecutive year, Sunoco's total shareholder return compared favorably to the broader market indices and most other energy investment alternatives. Our financial goals and compensation programs are clearly focused on achieving superior results in these key measures of performance.

"Getting more from existing assets" has been the foundation of much of the improvement achieved by the Company over the past several years and remains the primary focus of the vast majority of the Sunoco workforce. In 2003, continued progress was made in each of our business units and we can and will do more in 2004 and beyond.

In Refining and Supply, we achieved record production for the third consecutive year, with an increase of over 15 million barrels since 2000. We also continued to improve the overall utilization and energy performance throughout our refining system. The competitiveness of our refineries, as measured by industry benchmarking rankings, has improved significantly and is now in the first or second quartiles in most important measures. In the current high commodity price and margin environment, these improvements translate into significant savings and earnings for the business. In early 2004, we completed the acquisition of the Eagle Point refinery. This is our first refinery acquisition since 1994 and is one of the more cost-effective refinery acquisitions in the industry in many years.

In Retail Marketing, we continued to grow per-site fuel and merchandise sales, expanded the footprint of the Sunoco® brand, and effectively concluded a retail divestment program in MidAmerica where we sold our interests in certain sites into the Sunoco distributor channel. In doing so, we retained all the volumes within the Sunoco® brand and harvested $46 million in proceeds while improving the return on invested capital for the business. This effort is reflective of our strategy to high-grade our retail portfolio and have Sunoco capital invested only in sites and markets that will yield an acceptable return well into the future.

In Chemicals, significant productivity enhancements and strategic actions were taken to improve the future profitability of the business. Manufacturing complement has been reduced, low economic return units in both phenol and polypropylene have been shut down or mothballed, and, like Refining and Supply, the competitive standing of our facilities has been improved. Also, the sale of the plasticizers business in early 2004 is an excellent portfolio management outcome for Chemicals – garnering $90 million in divestment proceeds for a non-core part of the chemicals business that had earned an average of only $3 million over the past three years.

In Logistics, the value of our interest in Sunoco Logistics Partners L.P. (NYSE: SXL) grew by 54 percent in 2003. Since the February 2002 initial public offering, SXL distributions have increased from

Sunoco 2003 Financial Highlights

- Income before special items* of $335 million or $4.32 per diluted share
- Sector-leading Return on Capital Employed of 13.8 percent (based on income before special items)**
- Share price increase of 54 percent, reaching new record highs
- Increased annual dividend from $1.00 to $1.10 per share
- Repurchased 2.9 million, or 4 percent, of outstanding shares

*Net income (loss) for 2003 and 2002 amounted to $312 and $(47) million, respectively, which includes net charges for special items of $23 and $22 million, respectively.

**ROCE for 2003 (based on net income) was 13.0 percent.

$1.80 to $2.20 per unit (annualized) and, as of March 1, 2004, the unit value has more than doubled – an increase of $384 million in the market value of Sunoco's ownership interest. This strategic step has been an excellent way to unlock additional value for Sunoco shareholders and has positioned SXL to grow in a very competitive market.

In our Coke business, considerable progress was made in developing prospects for our proprietary, low-cost cokemaking technology. In December 2003, we began construction of a 550,000 tons-per-year cokemaking facility in Haverhill,

Sunoco 2003–2004 Strategic Actions

Refining and Supply

- Acquired 150,000 barrels-per-day Eagle Point refinery for $235 million, including inventory, and increased total refining capacity by over 20 percent (January 2004)

Retail Marketing

- Acquired 193 Speedway retail gasoline sites, primarily in Florida and South Carolina, from Marathon Ashland Petroleum LLC for $162 million, including inventory (June 2003)
- Agreed to purchase 385 retail sites in Delaware, Maryland, Virginia and Washington, D.C. from ConocoPhillips for $187 million, plus related inventory (January 2004)
- Substantially completed a program to sell our interests in certain retail sites in Michigan and southern Ohio into the Sunoco distributor channel, generating $46 million of cash and retaining volumes within the Sunoco® brand (Fourth Quarter 2003)

Chemicals

- Secured a favorable long-term supply of propylene and acquired a 400 million pounds-per-year polypropylene facility from Equistar Chemicals L.P. for $198 million (March 2003)
- Completed sale of plasticizers business to BASF for approximately $90 million (January 2004)

Logistics

- Sunoco Logistics Partners L.P. (NYSE: SXL) unit values increased 54 percent in 2003 and annual distributions were increased from $1.95 to $2.20 per unit

Coke

- Began construction of a 550,000 tons-per-year, $140 million cokemaking facility in Haverhill, Ohio which is expected to be operational in March 2005 and will supply coke to International Steel Group under a long-term agreement

Ohio. The coke production will be sold to International Steel Group under a long-term contract and the heat recovery steam associated with the facility will provide lower cost energy to our adjacent chemical manufacturing complex. This agreement is a tangible step forward in our development plans for Sun Coke and our efforts to realize added value for our advantaged cokemaking technology. In addition, we are much further along in discussions to expand the use of our technology around the world which could improve Sun Coke's contribution to Sunoco's earnings.

The actions taken over the past year will significantly increase the asset base of each of our five businesses. Upon the closing of a pending acquisition of retail sites from ConocoPhillips and the early 2005 completion of our new coke plant in Haverhill, Ohio, we will have added over $900 million of new assets and investments across our businesses and, we believe, increased the Company's earnings power by over $1.65 per share. We have been patient, opportunistic and value-driven in our pursuit of growth.

In 2003, we also continued to return significant cash to our shareholders. We increased our dividend by 10 percent (to $1.10 per share annually) and repurchased 2.9 million shares ($136 million) of common stock during the year. We consider our share repurchase program as an investment in the Company we know best – and a way for each shareholder to own an increasing percentage of a bigger, better and more diversified Sunoco. A competitive dividend and an active and opportunistic share repurchase program have been an integral part of our plan to increase the share price and reduce price volatility for long-term owners of Sunoco.

Financially, we enter 2004 on a solid foundation with $431 million in cash, no short-term borrowings and a balance sheet improved from a year ago. In 2003, we were able to meet our ongoing capital needs, and fund substantial acquisition and share repurchase activity, while reducing our net debt-to-capital ratio from 43 percent at the beginning of the year to 40 percent at year end. While our capital needs are higher in 2004 as we spend to meet new Clean Fuels specifications, complete the construction of the Haverhill coke plant and fund our refining and retail marketing acquisitions, we expect to follow the same model – strong operating cash flow, prudent divestments and effective management of working capital – to fund our capital needs and continue to opportunistically grow the Company.

The outlook for our businesses is favorable, particularly for Refining and Supply and Chemicals, where we are most leveraged to changing market conditions and margins. Strong demand growth and various regulatory changes to gasoline specifications have clearly tightened the supply/demand balance and increased the complexity to manufacture and distribute refined products in our markets. We expect refining margins to remain strong. With the Eagle Point refinery acquisition, we have increased our refining capacity by over 20 percent and our leverage to refining margins on a per-share basis is greater than most of our peers. Fundamentals for our Chemicals business are improving, as industry utilization rates for phenol and polypropylene have been steadily increasing. With continued economic growth and reasonably stable feedstock costs, we believe Chemicals earnings should continue to improve and become increasingly more important to Sunoco's earnings.

Our top priority is to deliver on what we have projected from our recent investments and continue our progress in getting more from existing assets. We also have a strong competitive position and excellent opportunities for growth in each of our five businesses. The diversity of our business portfolio and our ability and desire to fund our growth without issuing new equity – while returning cash to shareholders through share repurchases and dividends – is a clear strategic differentiation within our sector. We continue to believe this is the best model for Sunoco. We will look to continue to grow the Company but will execute the strategy with capital discipline.

Our strategies and actions are designed to create increasing and enduring value for our shareholders – achieving a higher, less-volatile share price. We have had some notable success in this regard over the past few years and are determined to continually strive for "higher-highs" and "higher-lows" in Sunoco's share price across our business cycles.

A special thanks to our employees whose numbers have increased from 14,000 at the start of 2003 to over 15,000 today. This very special group of people is undoubtedly responsible for the Company's success in recent years and we are all proud to be part of Sunoco. Our Board of Directors has been outstanding in its tireless effort to keep Sunoco in the forefront of corporate governance and integrity while questioning yet being supportive of our strategies to create long-term value for our shareholders.

The past year was a successful period for our investors, our employees and other stakeholders and we have new momentum as we enter 2004. Sunoco is on the move and our constituents have come to expect it will continue. We are determined not to disappoint them.

John G. Drosdick

JOHN G. DROSDICK
Chairman, Chief Executive
Officer and President

Health, Environment and Safety Report

Excellence in health, environment and safety performance ("HES") is a fundamental value held by all Sunoco employees. Expectations within our operating units are very high, and Company performance standards are applied not only to our existing asset portfolio but also to assets that are acquired as the Company grows. Elements that lead to outstanding HES performance are firmly established throughout the Company. They include, but are not limited to: senior management commitment; accountability by all employees; ownership of results; and the development and implementation of management systems in key operating units and functions.

Some highlights for 2003 include:

- Refining and Supply had its "best in history" safety performance with an occupational injury and illness recordable rate of 0.74.
- All business units had safety performance better than industry benchmark averages.
- Contractors working within our refineries and chemical plants had their safest year ever with a recordable rate below 1.0.
- The number of Class 1 and 2 spills (10 barrels or more) increased compared to 2002, however, 67 percent of the volume spilled was recovered.
- The primary cause of air exceedences was the unplanned shutdown of sulfur processing equipment at the Philadelphia refinery. Capital improvements have been made that should significantly improve performance.
- We received $9 million in Transportation Port Security Grants from the Department of Homeland Security that will be used to enhance security programs at the Company's facilities with marine operations.
- The Company's Clean Fuels strategy is underway which will require installing new processing units at four refineries for the production of low-sulfur gasoline.

Sunoco is committed to outstanding performance in the area of HES management. We will continue to improve current operations, bring new assets into compliance with Sunoco's high standards and meet new environmental and safety regulations. Our performance today is paramount to the welfare of our Company tomorrow.

About SUNOCO

Sunoco operates five business units that compete in three primary market segments – as a leading independent U.S. refiner/marketer of petroleum products; as a significant manufacturer of targeted, high-growth petrochemicals and as a unique technologically-advantaged manufacturer of coke for use in the steel industry.

Refining and Supply



The Refining and Supply business manufactures refined products (primarily gasoline, diesel, jet fuel and residual fuels) and commodity petrochemicals at its Northeast Refining Complex (comprised of refineries in Philadelphia and Marcus Hook, PA and the recently acquired Eagle Point refinery in Westville, NJ) and its MidContinent Refining Complex (comprised of refineries in Toledo, OH and Tulsa, OK). With a combined 890,000 barrels per day of crude oil processing capacity, Sunoco's Refining and Supply business has the capacity to produce approximately 335 million barrels of refined products annually. The primary focus of this business unit is to take our performance to the next level in the areas of Safety, Reliability, Environmental Integrity, Pacesetter Efficiency and Optimization at our current facilities, while considering opportunities for further growth in the business.

Retail Marketing


SUNOCO

The Retail Marketing business is comprised of over 4,500 gasoline outlets, including approximately 800 convenience stores. With 4.5 billion gallons of gasoline and $700 million of merchandise sales per year, Sunoco is a major retailer and recognized brand in the sale of gasoline and convenience store items. The primary focus areas of this business unit are to continue to increase sales volumes and profitability at existing sites while looking to upgrade the retail portfolio and improve returns on invested capital by opportunistic acquisitions and divestments of sites within its current footprint in the eastern United States.

Chemicals



The Chemicals business manufactures, distributes and markets refinery-based petrochemicals used in the fibers, resins and specialties markets. Key products include polypropylene, phenol and bisphenol-A used in many consumer and industrial products. With production at 10 plants and annual sales of approximately 5 billion pounds, Sunoco Chemicals is a major force in its markets. Sunoco Chemicals will continue to focus on asset optimization through competitive benchmarking, targeted expense reductions and strategic growth opportunities to strengthen the current asset base.

Logistics

Sunoco's Logistics business operates refined product and crude oil pipelines and terminals and acquires and markets crude oil primarily in the Northeast, Midwest and South Central regions of the United States. Sunoco's interests consist largely of its 75 percent ownership and general partner interests in Sunoco Logistics Partners L.P. (NYSE:SXL), a publicly traded master limited partnership. Sunoco Logistics Partners aims to grow distributable cash flow through organic growth and acquisitions.



Coke



Sun Coke Company manufactures high-quality coke for use in the production of blast furnace steel. From facilities in East Chicago, IN and Vansant, VA, production is approximately two million tons annually, representing nearly 15 percent of total U.S. coke production. An additional 550,000 tons-per-year cokemaking facility is currently under construction in Haverhill, OH, which is expected to be operational in March 2005. With a proven, proprietary technology, an important focus of this business is to pursue opportunities for additional coke plants in both the domestic and international markets.

Selected Financial Data

(Millions of Dollars Except Per Share Amounts)	**2003**	2002	2001	2000	1999
Statement of Income Data:					
Sales and other operating revenue (including consumer excise taxes)	**$17,866**	$14,299	$14,063	$14,514	$10,045
Income (loss) from continuing operations*	**$312**	$(47)	$398	$411	$97
Income from discontinued operations	**$—**	$—	$—	$11**	$—
Net income (loss)	**$312**	$(47)	$398	$422	$97
Per Share Data:					
Income (loss) from continuing operations:					
Basic	**$4.07**	$(.62)	$4.92	$4.72	$1.07
Diluted	**$4.03**	$(.62)	$4.85	$4.70	$1.07
Net income (loss):					
Basic	**$4.07**	$(.62)	$4.92	$4.85	$1.07
Diluted	**$4.03**	$(.62)	$4.85	$4.82	$1.07
Cash dividends on common stock	**$1.025*****	$1.00	$1.00	$1.00	$1.00
Balance Sheet Data:					
Cash and cash equivalents	**$431**	$390	$42	$239	$87
Total assets	**$6,922**	$6,441	$6,019	$5,537	$5,289
Short-term borrowings and current portion of long-term debt	**$103**	$2	$302	$2	$151
Long-term debt	**$1,350**	$1,453	$1,142	$933	$878
Shareholders' equity	**$1,556**	$1,394	$1,642	$1,702	$1,506
Shareholders' equity per share	**$20.64**	$18.24	$21.74	$20.06	$16.76

* Includes after-tax provisions for asset write-downs and other matters totaling $23, $22, $1, $147 and $1 million in 2003, 2002, 2001, 2000 and 1999, respectively, after-tax gains on settlement of insurance litigation totaling $5 and $47 million in 2000 and 1999, respectively, and gains on income tax settlements totaling $21 and $117 million in 2001 and 2000, respectively. (See Notes 2, 3 and 4 to the consolidated financial statements.)

** Consists of a favorable adjustment to the 1996 gain on divestment of discontinued international oil and gas production operations.

*** Commencing with the fourth quarter of 2003, the Company increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis is the Company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with Sunoco's consolidated financial statements and related notes. Those statements in Management's Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Forward-Looking Statements" on page 38 for a discussion of the factors that could cause actual results to differ materially from those projected.

Overview

Sunoco's profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. The volatility of crude oil, refined product and chemical prices and the overall supply/demand balance for these commodities have had, and should continue to have, a significant impact on margins and the financial results of the Company.

During the first half of 2001, refined product margins in Sunoco's principal refining centers in the Northeast and Midwest were extremely strong, benefiting from exceptionally low industry refined product inventory levels and very strong product demand. However, product margins declined significantly in the second half of 2001 and remained low throughout the first nine months of 2002 due to high industry inventory levels, rising crude oil prices, a higher level of gasoline imports from Europe and warmer winter weather in early 2002. In the latter part of 2002, refining margins began to improve, and throughout most of 2003 were once again very strong, benefiting from low industry refined product inventory levels, colder winter weather in early 2003, strong gasoline demand and supply disruptions. Chemical margins for most products were weak during 2001 and most of 2002 as a result of an oversupplied marketplace. In the latter part of 2002, chemical margins began to strengthen in response to price increases due to phenol supply disruptions in the United States and an improvement in product demand. This improvement continued during 2003 as chemical prices continued to rise and product demand strengthened further as a result of an improving U.S. and global economy.

In 2004, the Company believes refined product margins should remain above historical averages, primarily due to more stringent fuel specifications as a result of sulfur reductions in gasoline and MTBE-related product changes, and to higher transportation rates. These factors are expected to tighten the supply/demand balance. In addition, the Company believes chemical margins and volumes will improve in 2004 assuming the strengthening U.S. and global economy continues to favorably impact demand. However, the absolute level of refined product and chemical margins is difficult to predict as they are influenced not only by the above factors but also by a number of other extremely volatile factors in the global marketplace including: crude oil, natural gas and other feedstock price levels and availability; crude oil, petroleum and chemical product inventory levels; product demand; refinery and chemical plant utilization rates; and geopolitical events.

The Company expects 2004 operating results to be adversely impacted by an approximately $15 million after-tax increase in pension and postretirement benefits expense, largely as a result of the impact of falling interest rates on projected plan benefit obligations.

The Company's future operating results and capital spending plans will also be impacted by environmental matters (see "Environmental Matters" below).

Strategic Actions

Sunoco is committed to improving its results and enhancing its shareholder value while, at the same time, maintaining its financial strength and flexibility by continuing to:

- Deliver excellence in health and safety and environmental compliance;
- Increase reliability and realize additional efficiencies in each of the Company's operations;
- Prudently manage expenses and capital spending;
- Diversify, upgrade and grow the Company's asset portfolio through strategic acquisitions and investments;
- Divest assets that do not meet the Company's return-on-investment criteria; and
- Return cash to the Company's shareholders through the payment of cash dividends and the purchase of Company common stock.

Recently, Sunoco has undertaken the following initiatives as part of this strategy:

- Effective March 31, 2003, the Company invested $198 million to secure a favorable long-term supply of propylene for its Gulf Coast polypropylene business through the formation of a limited partnership with Equistar Chemicals, L.P. ("Equistar") and to increase its polypropylene capacity through the acquisition of Equistar's polypropylene facility in Bayport, TX.
- During the second quarter of 2003, Sunoco completed the $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC ("Marathon") of 193 retail gasoline sites located primarily in Florida and South Carolina.
- In October 2003, Sunoco entered into an agreement with International Steel Group under which the Company will build and operate a 550,000 tons-per-year, $140 million cokemaking facility in Haverhill, OH, which is expected to be operational in March 2005.
- During the fourth quarter of 2003, Sunoco substantially completed a program to sell its interest in certain retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati, generating $46 million of cash proceeds.
- In January 2004, Sunoco completed the acquisition from El Paso Corporation of the 150 thousand barrels-per-day Eagle Point refinery located near the Company's existing Northeast Refining operations and related assets for $235 million, including an estimated $124 million for inventory.
- In January 2004, the Company completed the sale of its plasticizer business to BASF, generating approximately $90 million of cash proceeds.
- In January 2004, Sunoco agreed to purchase from ConocoPhillips 385 retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C. for $187 million, plus related inventory. The transaction is subject to certain conditions including regulatory approval and the completion of due diligence.
- During the fourth quarter of 2003, Sunoco increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year).
- During 2003, the Company repurchased 2.9 million shares, or 4 percent, of its outstanding common stock for $136 million. At December 31, 2003, the Company had a remaining authorization from its Board of Directors to purchase up to $243 million of Company common stock. Sunoco expects to continue to purchase Company common stock in the open market from time to time depending on prevailing market conditions and available cash.

For additional information regarding the above actions, see Notes 2, 3, 14 and 18 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)	**2003**	2002	2001
Refining and Supply	**$261**	$(31)	$290
Retail Marketing	**91**	20	87
Chemicals	**53**	28	6
Logistics	**26**	33	42
Coke	**43**	42	61
Corporate and Other:			
Corporate expenses	**(40)**	(26)	(24)
Net financing expenses and other	**(99)**	(91)	(82)
Income tax settlements	**—**	—	21
Asset write-downs and other matters	**(23)**	(22)	(1)
Value Added and Eastern Lubricants*	**—**	—	(2)
Consolidated net income (loss)	**$312**	$(47)	$398

* In connection with the Company's decision to dispose of its Puerto Rico refinery, lubricants blending and packaging facilities and lubricants branded marketing assets (collectively, "Value Added and Eastern Lubricants"), those operations are reported as a separate item.

Analysis of Earnings Profile of Sunoco Businesses

In 2003, Sunoco, Inc. and its subsidiaries earned $312 million, or $4.03 per share of common stock on a diluted basis, compared to a net loss of $47 million, or $.62 per share, in 2002 and net income of $398 million, or $4.85 per share, in 2001.

The $359 million increase in net income in 2003 was primarily due to significantly higher margins in Sunoco's Refining and Supply ($339 million), Retail Marketing ($78 million) and Chemicals ($50 million) businesses. Also contributing to the improvement in earnings were higher production of refined products ($13 million), $7 million of after-tax income from the 193 retail gasoline sites acquired from Marathon and $14 million of after-tax income related to a supply agreement with Equistar and the polypropylene facility acquired from Equistar. Partially offsetting these positive factors were higher expenses across the Company ($109 million), primarily refinery fuel and utility costs and employee-related expenses including pension and performance-related incentive compensation; lower chemical sales volumes ($15 million); higher net financing expenses ($8 million), primarily due to higher expenses attributable to the preferential return of third-party investors in Sunoco's cokemaking operations; and a higher effective income tax rate ($7 million).

In 2002, the $445 million decrease in net income was primarily due to significantly lower margins in Sunoco's Refining and Supply ($341 million) and Retail Marketing ($70 million) businesses. Also contributing to the decline in earnings were a $9 million reduction in Logistics income largely due to the sale in February 2002 of a 24.8 percent interest in Sunoco Logistics Partners L.P., the master limited partnership that is 75.3 percent owned by Sunoco; a $19 million reduction in Coke earnings, which were negatively impacted by the bankruptcy filing of a former long-term contract customer; the absence of gains on income tax settlements ($21 million); higher insurance and pension costs ($24 million); and higher provisions for asset write-downs and other matters ($21 million). Partially offsetting these negative factors were higher production of refined products ($9 million), higher retail gasoline ($14 million) and chemicals ($14 million) sales volumes and lower refinery fuel costs ($20 million).

Refining and Supply

The Refining and Supply business manufactures petroleum products at its Marcus Hook, Philadelphia, Toledo and Tulsa refineries and commodity petrochemicals at its Marcus Hook, Philadelphia and Toledo refineries and sells these products to other Sunoco businesses and to wholesale and industrial customers. This business also manufactures lubricant products at its

Tulsa refinery, which are sold into the process oil, wholesale base oil and wax markets. A refinery in Westville, NJ (also known as the Eagle Point refinery), which manufactures petroleum products and commodity petrochemicals, was acquired in January 2004 (see below). Refining operations are organized into two refining centers. The Northeast Refining Complex is comprised of the Marcus Hook, Philadelphia and Eagle Point refineries, while the MidContinent Refining Complex is comprised of the Toledo and Tulsa refineries.

	2003	2002	2001
Income (loss) (millions of dollars)	**$261**	$(31)	$290
Wholesale margin* (per barrel):			
Total Refining and Supply	**$4.76**	$2.83	$4.77
Northeast Refining Complex	**$4.63**	$2.47	$3.98
MidContinent Refining Complex	**$5.05**	$3.69	$6.54
Throughputs (thousands of barrels daily):			
Crude oil	**708.1**	689.9	687.7
Other feedstocks	**53.2**	58.4	47.9
Total throughputs	**761.3**	748.3	735.6
Products manufactured (thousands of barrels daily):			
Gasoline	**375.6**	375.2	356.1
Middle distillates	**236.7**	231.2	230.0
Residual fuel	**59.8**	55.9	56.4
Petrochemicals	**27.9**	30.5	30.0
Lubricants	**13.6**	13.1	12.2
Other	**77.6**	73.4	82.5
Total production	**791.2**	779.3	767.2
Less: Production used as fuel in refinery operations	**37.1**	37.0	37.0
Total production available for sale	**754.1**	742.3	730.2
Crude unit capacity (thousands of barrels daily) at December 31**	**730.0**	730.0	730.0
Crude unit capacity utilized	**97%**	95%	94%
Conversion capacity*** (thousands of barrels daily) at December 31	**306.7**	306.7	306.7
Conversion capacity utilized	**98%**	95%	90%

* Wholesale sales price less cost of crude oil, other feedstocks, product purchases, internally produced fuel and related terminalling and transportation divided by production available for sale. Prior-year amounts have been restated to conform to the current-year presentation.

** In January 2004, crude unit capacity increased to 890 thousands of barrels daily. This change reflects the acquisition of the 150 thousand barrels-per-day Eagle Point refinery and a 10 thousand barrels-per-day adjustment at the Toledo refinery reflecting the increased reliability and enhanced operations at this facility in recent years.

*** Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products. In January 2004, conversion capacity increased to 361.7 thousands of barrels daily as a result of the Eagle Point refinery acquisition.

Refining and Supply segment results increased $292 million in 2003 primarily due to significantly higher margins ($339 million) and a 2 percent increase in total production volumes ($13 million). The margin improvement resulted largely from low industry inventory levels, stronger product demand, the exceptionally cold winter weather in early 2003 and industry-related operating problems in part due to an electrical power failure in the Northeast. Partially offsetting these positive factors were higher expenses ($53 million), primarily refinery fuel and utility costs and employee-related expenses.

Refining and Supply segment results decreased $321 million in 2002 due to significantly lower realized margins ($341 million) compared to the strong levels in 2001, partially offset by higher production volumes ($9 million) and a benefit attributable to LIFO inventory profits ($5 million). The margin decline resulted largely from rising crude oil prices throughout the year and high industry inventory levels. Warmer winter weather in early 2002, reduced jet fuel demand and much lower natural gas prices also impacted margins for distillates and other related fuel oil products. Margins at the MidContinent Refining Complex during 2001 were exceptionally high, in part, due to the industry supply disruptions in the Midwest during the second and third quarters of that year.

During 2002, Sunoco recorded a $2 million after-tax charge to write off certain processing units at its Toledo refinery that were shut down as part of its decision to eliminate less efficient production capacity and established a $3 million after-tax accrual relating to a lawsuit concerning the Puerto Rico refinery, which was divested in December 2001 (see "Corporate and Other" below). During 2000, Sunoco announced its intention to sell its Value Added and Eastern Lubricants operations due to the inability to achieve an adequate return on capital employed in this business and recorded a $123 million after-tax charge at that time to write down the assets held for sale to their estimated fair values less costs to sell. In connection with this decision, Sunoco sold its lubricants marketing assets in March 2001, closed its lubricants blending plants in Marcus Hook, PA, Tulsa, OK and Richmond, CA in July 2001 and sold the Puerto Rico refinery in December 2001, which concluded the lubricants restructuring plan. As part of the restructuring, in 2001, Sunoco recorded a net after-tax charge of $10 million. The items recorded in the 2001-2002 period are reported as part of the Asset Write-Downs and Other Matters shown separately under Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 3 to the consolidated financial statements).

In January 2004, Sunoco completed the purchase of the 150 thousand barrels-per-day Eagle Point refinery and related assets from El Paso Corporation for $235 million, including an estimated $124 million for crude oil and refined product inventory. In connection with this transaction, Sunoco assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ near the Company's existing Northeast refining operations. Management believes the acquisition of the Eagle Point refinery complements and enhances the Company's refining operations in the Northeast and enables the capture of significant synergies in the larger Northeast Refining Complex. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco intends to sell to Sunoco Logistics Partners L.P. (the "Partnership"), the master limited partnership that is 75.3 percent owned by Sunoco.

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 25 states primarily on the East Coast and in the Midwest region of the United States.

	2003	2002	2001
Income (millions of dollars)	**$91**	$20	$87
Retail margin* (per barrel):			
Gasoline	**$4.34**	$3.14	$4.27
Middle distillates	**$4.73**	$4.14	$4.72
Sales (thousands of barrels daily):			
Gasoline	**276.5**	262.3	244.1
Middle distillates	**40.3**	36.4	35.0
	316.8	298.7	279.1
Retail gasoline outlets	**4,528**	4,381	4,151

* Retail sales price less wholesale price and related terminalling and transportation costs divided by total sales volumes. The retail sales price is the weighted average price received through the various branded marketing distribution channels.

Retail marketing segment income increased $71 million in 2003 primarily due to a higher average retail gasoline margin ($73 million), which was up 2.9 cents per gallon, or 38 percent, versus 2002. Also contributing to the improvement were higher retail distillate margins ($5 million), higher gasoline and distillate sales volumes ($5 million) and $7 million of after-tax income from the Speedway retail sites acquired from Marathon (see below). Partially offsetting these positive factors were higher expenses ($18 million), largely employee related.

Retail marketing segment income decreased $67 million in 2002 primarily due to a lower average retail gasoline margin ($65 million), which was down 2.7 cents per gallon, or 26 percent, versus 2001. Higher expenses ($21 million), largely associated with volume growth, also reduced results. Partially offsetting these negative factors were higher retail gasoline sales volumes ($14 million), which increased 7 percent versus 2001 largely due to volumes associated with Coastal retail outlets acquired from El Paso Corporation during the 2001-2002 period (see below), and higher non-gasoline income ($5 million). Average gasoline and diesel throughput per company-owned or leased outlet and convenience store sales per site were also up, increasing 5 and 8 percent, respectively.

In the second quarter of 2003, Sunoco completed the purchase of 193 Speedway retail gasoline sites from Marathon for $162 million, including inventory. The sites, which are located primarily in Florida and South Carolina, are all Company-operated locations with convenience stores. Of the 193 outlets, Sunoco is the lessee for 54 sites under long-term lease agreements. The Speedway sites are being re-branded as Sunoco locations in 2003 and 2004. In addition, Sunoco acquired 397 and 473 Coastal retail outlets during 2002 and 2001, respectively, from El Paso Corporation for a total of $62 million. These outlets, which consisted of 166 Company-owned or leased outlets (including 110 convenience-store locations), 150 dealer-owned traditional outlets and 554 distributor-supplied outlets, are located primarily in the Northeastern and Southeastern United States.

During 2003, Sunoco intensified its retail portfolio management activities in order to concentrate operations and future investments in geographic areas and in direct or distributor outlet channels with higher potential investment returns. In April 2003, Sunoco announced its intention to sell its interest in 190 retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati ("Midwest Marketing Divestment Program"). During 2003, 75 Company-owned or leased properties and contracts to supply 23 dealer-owned sites were divested under this program. The cash generated from these divestments totaled $46 million, which represents substantially all of the proceeds expected from the program. The remaining 92 sites are virtually all dealer-owned locations that are expected to be converted to distributor outlets in 2004. During 2003, a $14 million gain ($9 million after tax) was recognized in connection with the Midwest Marketing Divestment Program, which is reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses. Sunoco continues to supply branded gasoline to substantially all of the divested outlets.

In January 2004, Sunoco agreed to purchase 385 retail outlets currently operated under the Mobil® brand from ConocoPhillips for $187 million, plus inventory. The acquisition consists of 114 Company-owned or leased outlets, 36 dealer-owned locations and 235 distributor-supplied outlets. These outlets, which include 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. The transaction, which is subject to certain conditions including regulatory approval and the completion of due diligence, is expected to be completed in the second quarter of 2004.

Chemicals

The Chemicals business manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in La Porte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia, PA refinery and the recently acquired Eagle Point refinery in Westville, NJ. In addition, propylene and polypropylene are produced at its Marcus Hook, PA Epsilon Products Company, LLC joint venture facility ("Epsilon") and MTBE is produced at its Mont Belvieu, TX Belvieu Environmental Fuels joint venture facility ("BEF"). A facility in Pasadena, TX, which produces plasticizers, was sold to BASF in January 2004, while a facility in Neville Island, PA will continue to produce plasticizers exclusively for BASF under a three-year tolling agreement.

	2003	2002	2001
Income (millions of dollars)	**$53**	$28	$6
Margin* (cents per pound):			
All products	**7.9¢**	6.3¢	6.4¢
Phenol and related products	**8.2¢**	6.6¢	7.4¢
Polypropylene**	**11.0¢**	9.5¢	8.9¢
Sales (millions of pounds):			
Phenol and related products	**2,629**	2,831	2,605
Polypropylene**	**1,562**	1,346	1,384
Plasticizers***	**591**	615	532
Propylene	**774**	774	715
Other	**162**	178	175
	5,718	5,744	5,411

* Wholesale sales price less the cost of feedstocks, product purchases, internally produced fuel and related terminalling and transportation divided by sales volumes. The polypropylene margin for 2003 excludes the impact of a long-term supply contract entered into on March 31, 2003 with Equistar Chemicals, L.P. which is priced on a cost-based formula that includes a fixed amount (see below).

** Excludes Epsilon joint venture. Includes Bayport facility subsequent to its purchase effective March 31, 2003 (see below).

*** Consists of amounts attributable to the plasticizer business, which was divested in January 2004 (see below).

Chemicals segment income increased $25 million in 2003 due largely to higher margins for both phenol and polypropylene ($50 million) and $14 million of after-tax income related to a supply agreement with Equistar Chemicals, L.P. ("Equistar") and sales from the polypropylene facility acquired from Equistar (see below). Partially offsetting the positive variances were higher expenses ($8 million), including natural gas fuel costs; lower sales volumes ($15 million); and lower equity income from BEF ($10 million), due to weakness in MTBE demand. Also included in 2003 results were $4 million of after-tax charges primarily related to employee terminations in connection with a productivity improvement plan.

Chemicals segment income increased $22 million in 2002 primarily as a result of higher sales volumes ($14 million), which increased 6 percent versus 2001. Also contributing to the increase were lower operating expenses ($4 million) due to a decline in both fuel costs and controllable expenses and higher equity income from Sunoco's joint venture chemical operations ($7 million). Partially offsetting these positive factors were lower margins ($5 million), primarily for phenol and related products.

During 2003, BEF recorded a provision to write down its MTBE production facility to its estimated fair value. Sunoco's share of this provision amounted to $15 million after tax. During 2003, Sunoco also announced its intention to sell its plasticizer business and recorded a $17 million after-tax charge to write down the assets held for sale to their estimated fair values less costs to sell and to establish accruals for employee terminations under a postemployment plan and other required exit costs. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash. The sale included the Company's plasticizer facility in Pasadena, TX. The Company's Neville Island, PA site was not part of the transaction and will continue to produce plasticizers exclusively for BASF under a three-year tolling agreement. Sunoco also agreed to provide terminalling services at this facility to BASF for a 15-year period. During 2002, Sunoco shut down a 200 million pounds-per-year polypropylene line at its LaPorte, TX plant and a 170 million pounds-per-year aniline and diphenylamine production facility in Haverhill, OH. In connection with the 2002 shutdowns, the Company recorded a $14 million after-tax provision in 2002, primarily related to the write-off of the affected assets. These items are reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Notes 2 and 3 to the consolidated financial statements). The shutdowns have not had a material impact on Chemicals' results of operations.

Effective March 31, 2003, Sunoco formed a limited partnership with Equistar involving Equistar's ethylene facility in LaPorte, TX. Equistar is a joint venture between Lyondell Chemical Company and Millennium Chemicals Inc. In connection with this transaction, Equistar and the new partnership entered into a 700 million pounds-per-year, 15-year propylene supply contract with Sunoco. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. Sunoco also purchased Equistar's polypropylene facility in Bayport, TX. Sunoco paid $194 million in cash and borrowed $4 million from the seller to form the partnership and acquire the Bayport facility. Through the new partnership and supply contract, the Company believes it has secured a favorable long-term supply of propylene for its Gulf Coast polypropylene business. Realization of these benefits is largely dependent upon performance by Equistar, which has a credit rating below investment grade. Equistar has not given any indication that it will not perform under its contracts. In the event of nonperformance, Sunoco has collateral and certain other contractual rights under the partnership agreement. The acquisition of the Bayport facility has increased the Company's polypropylene capacity, complementing and enhancing the Company's existing polypropylene business and strengthening its market position (see Note 3 to the consolidated financial statements).

Effective January 1, 2001, Sunoco completed the acquisition of Aristech, a wholly owned subsidiary of Mitsubishi Corporation ("Mitsubishi"), for $506 million in cash and the assumption of $163 million in debt. The purchase price included $107 million for working capital. Contingent payments with a net present value as of the acquisition date of up to $167 million (the "earn out") may also be made if realized margins for polypropylene and phenol exceed certain agreed upon thresholds through 2006. As of December 31, 2003, no such payments have been earned. Since the $167 million represents a present value as of January 1, 2001, the actual amounts that could ultimately be paid under the earn out provisions increase over time by a contract-specified 11 percent per year. However, these contingent payments are limited to $90 million per year. Any earn out payments would be treated as adjustments to the purchase price. Sunoco also entered into a margin hedge agreement with Mitsubishi whereby Mitsubishi provided polypropylene margin protection for 2001 of up to $6.5 million per quarter. In connection with the margin hedge agreement, Sunoco received $19.5 million from Mitsubishi in 2001 related to Aristech's operations for the first nine months and an additional $6.5 million in the first quarter of 2002 related to the 2001 fourth quarter's operations. These payments were reflected as reductions in the purchase price when received. In addition, Mitsubishi is responsible during a 25-year indemnification period for up to $100 million of potential environmental liabilities of the business arising out of or related to the period prior to the acquisition date.

Logistics

The Logistics business operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics business has an ownership interest in several refined product and crude oil pipeline joint ventures. Logistics operations are conducted primarily through Sunoco Logistics Partners L.P., the master limited partnership that is 75.3 percent owned by Sunoco (see "Capital Resources and Liquidity—Other Cash Flow Information" below).

	2003	2002	2001
Income (millions of dollars)	**$26**	$33	$42
Pipeline and terminal throughput (thousands of barrels daily)*:			
Unaffiliated customers	**827**	768	554
Affiliated customers	**1,225**	1,286	1,435
	2,052	2,054	1,989

*Consists of 100 percent of the throughput of pipelines and terminals owned and operated by the Partnership.

Logistics segment income decreased $7 million in 2003 largely due to $12 million of after-tax charges for litigation associated with two pipeline spills that occurred in prior years, partially offset by increased joint-venture income associated with assets acquired in 2002 (see below). In 2002, Logistics segment income decreased $9 million primarily due to Sunoco's reduced ownership interest in the Partnership subsequent to the February 8, 2002 initial public offering, partially offset by higher income from terminal facility operations.

During 2002, Sunoco recorded a $3 million after-tax charge to reflect the Partnership's write-off of a pipeline located in Pennsylvania and New York and a related refined products terminal that were idled because they became uneconomic to operate. This amount is reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 3 to the consolidated financial statements).

In November 2002, the Partnership completed the acquisition from an affiliate of Union Oil Company of California ("Unocal") of interests in three Midwestern and Western U.S. products pipeline companies, consisting of a 31.5 percent interest in Wolverine Pipe Line Company, a 9.2 percent interest in West Shore Pipe Line Company and a 14.0 percent interest in Yellowstone Pipe Line Company, for $54 million in cash. During September 2003, the Partnership acquired an additional 3.1 percent interest in West Shore Pipe Line Company for $4 million, increasing its overall ownership interest in West Shore to 12.3 percent. In November 2002, the Partnership also completed the acquisition of an additional interest in West Texas Gulf pipeline for $6 million in cash, which increased its ownership interest in this pipeline from 17.3 percent to 43.8 percent.

Coke

The Coke business makes high-quality, blast furnace coke at its Indiana Harbor facility in East Chicago, IN and Jewell facility in Vansant, VA and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility.

	2003	2002	2001
Income (millions of dollars)	**$43**	$42	$61
Coke sales (thousands of tons)	**2,024**	2,158	2,002

Coke segment income increased $1 million in 2003 primarily due to higher coke prices at Jewell and the absence of a $4 million after-tax write-off of accounts receivable from National Steel Corporation ("National") recognized in 2002 in connection with this former long-term contract customer's Chapter 11 bankruptcy filing. Partially offsetting these factors were lower tax benefits from Jewell coke operations largely due to the expiration of tax credits for certain ovens effective January 1, 2003 (see below). As part of its bankruptcy proceedings, National rejected its contract with Jewell. As a result, Jewell's 2002 coke sales were made into lower-value short-term markets. Coke segment income decreased $19 million in 2002 due largely to the lower sales prices at Jewell and the accounts receivable write-off. Partially offsetting these factors were higher sales volumes and related tax benefits due to the liquidation of coke inventory at Jewell.

The Coke business has third-party investors in its Jewell and Indiana Harbor cokemaking operations which are currently entitled to 98 percent of the cash flows and tax benefits from the respective cokemaking operations during preferential return periods which continue until they recover their investments and achieve a cumulative return thereon that averages approximately 10 percent after tax. Income is recognized by the Coke business as coke production and sales generate cash flows and tax benefits which are allocated to Sunoco and the third-party investors. The Coke business' after-tax income attributable to the tax benefits, which primarily consist of nonconventional fuel credits, was $38, $50 and $48 million after tax in 2003, 2002 and 2001, respectively. In addition, expense is recognized to reflect the investors' preferential returns. Such expense, which is included in Net

Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses, totaled $36, $27 and $21 million after tax in 2003, 2002 and 2001, respectively.

Under the current tax law, beginning in 2003, a portion of the coke production at Jewell is no longer entitled to tax credits, which has resulted in a decline in Coke's annual income of $6 million after tax. The remainder of the coke production at Jewell and all of the production at Indiana Harbor are eligible to generate credits through 2007.

The preferential return period for the Jewell operation is expected to end in 2011. The preferential return period for the first investor in the Indiana Harbor operation ended in July 2002, at which time the first investor's interest in the cash flows and tax benefits from Indiana Harbor decreased from 95 percent to 5 percent. As a result of an additional $215 million investment in July 2002, third-party investors' interests in Indiana Harbor increased from 5 percent to 98 percent. The new investor's preferential return period for the Indiana Harbor operation is expected to end in 2007. The estimated lengths of these preferential return periods are based upon the Company's current expectations of future operations, including sales volumes and prices, raw material and operating costs and capital expenditure levels. Better-than-expected results will shorten the investors' preferential return periods, while lower-than-expected results will lengthen the periods.

After these preferential return periods, the investor in the Jewell operation will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investors in the Indiana Harbor operation will be entitled to a minority interest in the cash flows and tax benefits from Indiana Harbor initially amounting to 34 percent and declining to 10 percent by 2038.

Substantially all coke sales are currently made under long-term contracts with International Steel Group ("ISG") and Ispat Inland Inc. ("Ispat"). Both ISG and Ispat have credit ratings below investment-grade. Neither ISG nor Ispat have given any indication that they will not perform under their contracts. However, in the event of nonperformance, the Coke business' results of operations and cash flows may be adversely affected and the period during which the third-party investors are entitled to preferential returns could be extended.

In October 2003, Sun Coke entered into an agreement with three affiliates of ISG under which Sun Coke will build and operate a 550,000 tons-per-year cokemaking facility in Haverhill, OH. Construction of this facility, which is estimated to cost approximately $140 million, commenced in December 2003, and the facility is expected to be operational in March 2005. In connection with this agreement, ISG has agreed to purchase 550,000 tons per year of coke from this facility, which is in addition to the 700,000 tons it currently is purchasing annually from Jewell's production through 2005. These two contracts have been combined into a 15-year, 1.25 million tons-per-year contract. In addition, the heat recovery steam generation associated with the cokemaking process at this facility will provide low cost steam to the Company's adjacent chemical manufacturing complex.

In April 2003, Sun Coke entered into an agreement with three major steel companies and a major iron ore producer under which Sun Coke would build and operate a production facility and associated cogeneration power plant in Vitória, Brazil. The companies have agreed to long-term commitments whereby Sun Coke would produce coke for the customers under a tolling agreement, and each customer would purchase a pro-rata share of the power produced at the facility. Sun Coke's commitment to this project is subject to a number of contingencies including: approval by Sunoco's Board of Directors; finalization of the construction cost; obtaining all requisite permits; and obtaining financing satisfactory to Sunoco. If these contingencies are satisfied, construction of the facilities, which is estimated to cost approximately $300-$350 million, would begin in 2004, and management expects the facilities would be operational in 2006.

Corporate and Other

Corporate Expenses—Corporate administrative expenses increased $14 million in 2003 largely due to higher employee-related expenses, including pension and performance-related incentive compensation.

Net Financing Expenses and Other—Net financing expenses and other increased $8 million in 2003 primarily due to the $9 million increase in after-tax expense attributable to the preferential return of third-party investors in Sunoco's cokemaking operations (see "Coke" above). In 2002, net financing expenses and other increased $9 million largely due to higher after-tax preferential return expense ($6 million), higher interest expense ($2 million) and lower interest income ($1 million). Partially offsetting these negative factors was higher capitalized interest ($2 million).

Income Tax Settlements—During 2001, Sunoco settled certain federal income tax issues which increased net income by $21 million.

Asset Write-Downs and Other Matters—During 2003, Chemicals' one-third-owned BEF joint venture recorded a provision to write down its MTBE production facility to its estimated fair value. Sunoco's share of this provision amounted to $15 million after tax. In 2003, Sunoco also recorded a $17 million after-tax charge to write down Chemicals' plasticizer assets that were held for sale at December 31, 2003 to their estimated fair values less costs to sell and to establish accruals for employee terminations under a postemployment plan and other required exit costs; and a $9 million after-tax gain from Retail Marketing's sale of service stations in connection with its Midwest Marketing Divestment Program.

During 2002, Sunoco recorded a $14 million after-tax provision to write off a 200 million pounds-per-year polypropylene line at Chemicals' LaPorte, TX plant and a 170 million pounds-per-year aniline and diphenylamine production facility at Chemicals' Haverhill, OH plant and to recognize related shutdown costs; recorded a $2 million after-tax provision in connection with the shutdown of certain processing units at Refining and Supply's Toledo refinery; recorded a $3 million after-tax provision to write off an idled Logistics business refined products pipeline and terminal; and established a $3 million after-tax accrual relating to a lawsuit concerning the Puerto Rico refinery, which was divested in 2001.

During 2001, Sunoco recorded a $23 million after-tax charge for employee terminations and other required exit costs primarily related to the disposal of its Value Added and Eastern Lubricants operations; recorded an $11 million after-tax gain on the sale of the Company's Puerto Rico refinery; and reversed an $11 million after-tax accrual for warranty claims and other contingent liabilities established in connection with the disposal of the Company's real estate business.

For a further discussion of the provisions for asset write-downs and other matters, see Notes 2 and 3 to the consolidated financial statements.

Analysis of Consolidated Statements of Operations

Revenues—Total revenues were $17.93 billion in 2003, $14.38 billion in 2002 and $14.14 billion in 2001. The 25 percent increase in 2003 was primarily due to significantly higher refined product prices. Also contributing to the increase were higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company's Logistics operations, higher refined product and convenience store merchandise sales volumes largely due to the acquisition of the Speedway retail sites and higher consumer excise taxes. In 2002, the 2 percent increase was primarily due to higher refined product sales volumes, higher consumer excise taxes, higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company's Logistics operations and higher merchandise sales at the Company's convenience store outlets. Partially offsetting these increases were lower refined product sales prices.

Costs and Expenses—Total pretax costs and expenses were $17.43 billion in 2003, $14.46 billion in 2002 and $13.56 billion in 2001. The 21 percent increase in 2003 was primarily due to significantly higher crude oil and refined product acquisition costs, largely as a result of crude oil price increases. Also contributing to the increase were higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company's Logistics operations, higher consumer excise taxes, higher selling, general and administrative expenses and the cost of higher merchandise sales at the Company's convenience store outlets. In 2002, the 7 percent increase was primarily due to higher crude oil and refined product acquisition costs, higher consumer excise taxes, higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company's Logistics operations and the cost of higher merchandise sales at the Company's convenience store outlets. Partially offsetting these increases were lower operating costs due to a decline in refinery fuel costs.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital—At December 31, 2003, Sunoco had cash and cash equivalents of $431 million compared to $390 million at December 31, 2002 and $42 million at December 31, 2001 and had a working capital deficit of $102 million compared to working capital of $122 million at December 31, 2002 and a working capital deficit of $268 million at December 31, 2001. The $41 million increase in cash and cash equivalents in 2003 was due to $993 million of net cash provided by operating activities ("cash generation"), partially offset by a $720 million net use of cash in investing activities and a $232 million net use of cash in financing activities. The $348 million increase in cash and cash equivalents in 2002 was due to $547 million of net cash provided by operating activities and $233 million of net cash provided by financing activities, partially offset by $432 million of net cash used in investing activities. Sunoco's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeded their carrying value at December 31, 2003 by $1,025 million. Inventories valued at LIFO, which consist of crude oil, and petroleum and chemical products, are readily marketable at their current replacement values. Management believes that the current levels of cash and working capital are adequate to support Sunoco's ongoing operations.

Cash Flows from Operating Activities—In 2003, Sunoco's cash generation was $993 million compared to $547 million in 2002 and $779 million in 2001. The $446 million increase in cash generation in 2003 was largely due to an increase in net income, higher deferred income tax expense, higher depreciation, depletion and amortization and a $73 million income tax refund received in 2003, partially offset by a decrease in other working capital sources pertaining to operating activities. The $232 million decrease in cash generation in 2002 was primarily due to a decrease in net income and lower deferred income tax expense, partially offset by a decrease in working capital uses pertaining to operating activities. The cash generated from working capital changes in 2002 was largely the result of the liquidation of approximately 6 million barrels of crude oil and petroleum products. Increases in crude oil prices in both 2003 and 2002 increased cash generation as the payment terms on Sunoco's crude oil purchases are generally longer than the terms on product sales.

Other Cash Flow Information—Divestment activities have also been a source of cash. During the 2001-2003 period, proceeds from divestments totaled $151 million and related primarily to the divestment of retail gasoline outlets.

In 2002, Sunoco transferred an additional interest in its Indiana Harbor cokemaking operation to a third-party investor for $215 million in cash. Sunoco did not recognize any gain or loss at the date of this transaction. (See Note 13 to the consolidated financial statements.)

On February 8, 2002, the Company contributed a substantial portion of its Logistics business to Sunoco Logistics Partners L.P. in exchange for a 73.2 percent limited partner interest, a 2 percent general partnership interest, incentive distribution rights and a $245 million special distribution, representing the net proceeds from the Partnership's sale of $250 million ten-year 7.25 percent senior notes. The Partnership concurrently issued 5.75 million limited partnership units, representing a 24.8 percent interest in the Partnership, in an initial public offering at a price of $20.25 per unit. Proceeds from the offering, which totaled approximately $96 million net of underwriting discounts and offering expenses, were used by the Partnership to establish working capital that was not contributed to the Partnership by Sunoco. Sunoco liquidated this retained working capital subsequent to the Partnership's formation. The proceeds from the liquidation and from the special distribution were used by Sunoco for general corporate purposes, including the repayment of outstanding commercial paper.

The Partnership, which is included in Sunoco's consolidated financial statements, distributes to its general and limited partners all available cash (generally cash on hand at the end of each quarter less the amount of cash the general partner determines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership's business; comply with applicable law, any of the Partnership's debt instruments or other agreements; pay fees and expenses, including payments to the general partner; or provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters). The minimum quarterly distribution is 2 percent of all available cash to the general partner and $.45 per limited partnership unit, or a total of $42 million per year. Sunoco's 17.02 million limited partnership units consist of 5.64 million common units and 11.38 million subordinated units. Distributions on Sunoco's subordinated units are payable only after the minimum quarterly distribution for the common units held by the public and Sunoco, including any arrearages, have been made. The subordinated units convert to common units when certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods have been met. The Partnership earned and made its minimum quarterly distributions per unit in 2002 and 2003. The Partnership increased its quarterly distribution per unit from the minimum of $.45 to $.4875 for the fourth quarter of 2002 and then to $.50 for the second quarter of 2003, $.5125 for the third quarter of 2003 and $.55 for the fourth quarter of 2003.

The Partnership acquired interests in numerous pipelines during 2002, which were financed with long-term borrowings (see "Capital Expenditures and Acquisitions" below). The Partnership intends to implement additional growth opportunities in the future, both within its current system and with third-party acquisitions. The Partnership expects to finance these capital outlays with a combination of long-term borrowings and the issuance of additional limited partnership units to the public to maintain a balanced capital structure. Any issuance of limited partnership units to the public would dilute Sunoco's ownership interest in the Partnership.

Concurrent with the initial public offering, Sunoco entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. These commitments represent approximately 85 to 90 percent of Sunoco's usage of the various assets during 2003 and generated approximately $130 million of revenue for the Partnership in 2003. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco's minimum obligation for the year had been met. Sunoco's obligations under these agreements may be reduced or suspended under certain circumstances. These agreements also establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco to the Partnership for certain environmental, toxic tort and other liabilities.

Financial Capacity—Management currently believes that future cash generation will be sufficient to satisfy Sunoco's ongoing capital requirements, to fund its pension obligations (see "Pension Plan Funded Status" below) and to pay the current level of cash dividends on Sunoco's common stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including reductions in margins for products sold and increases in the levels of capital spending (including acquisitions) and working capital. During those periods, the Company may supplement its cash generation with proceeds from financing activities.

The Company has a revolving credit facility (the "Facility") totaling $785 million, which consists of a $385 million commitment through July 2005 and a $400 million commitment that matures in July 2004. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper and letters of credit. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.0 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2002). At December 31, 2003, the Company's tangible net worth was $1.6 billion and its targeted tangible net worth was $1.1 billion. The Facility also requires that Sunoco's ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2003, this ratio was .42 to 1. There were no borrowings under the Facility at December 31, 2003 and 2002.

Sunoco Logistics Partners L.P. has a three-year $250 million revolving credit facility through January 2005, which is available to fund the Partnership's working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. At December 31, 2003 and 2002, $65 million was outstanding under this credit facility. The credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the credit facility) and an interest coverage ratio (as defined in the credit facility) of at least 3.5 to 1. At December 31, 2003, the Partnership's ratio of its consolidated debt to its consolidated EBITDA was 3.0 to 1 and the interest coverage ratio was 5.1 to 1.

The following table sets forth Sunoco's outstanding borrowings:

(Millions of Dollars)	December 31 2003	December 31 2002
Current portion of long-term debt	**$ 103**	$ 2
Long-term debt	**1,350**	1,453
Total borrowings	**$1,453**	$1,455

Sunoco's ratio of debt (net of cash and cash equivalents) to total capital was 39.6 percent at December 31, 2003 compared to 43.3 percent at December 31, 2002. The Company currently intends to refinance the current portion of long-term debt through the issuance of commercial paper. Management believes there is sufficient borrowing capacity available to pursue strategic investment opportunities as they arise. In addition, the Company has the option of issuing additional shares of its common or preference stock or selling a portion of its Sunoco Logistics Partners L.P. common units.

The Company has an effective shelf registration statement which provides the Company with financing flexibility to offer senior and subordinated debt, common and preferred stock, warrants and trust preferred securities. At December 31, 2003, $1,300 million remains available under this shelf registration statement. Sunoco Logistics Partners L.P. also has a shelf registration, which became effective in 2003. Under this registration statement, the Partnership may sell up to a total of $500 million of debt or common units representing limited partner interests. The amount, type and timing of any financings under these registration statements will depend upon, among other things, the Company's and Partnership's funding requirements, market conditions and compliance with covenants contained in the Company's and Partnership's respective debt obligations and revolving credit facilities.

Contractual Obligations —The following table summarizes the Company's significant contractual obligations:

		Payment Due Dates			
(Millions of Dollars)	Total	2004	2005-2006	2007-2008	Thereafter
Long-term debt:					
Principal	$ 1,453	$ 103	$ 222	$ 53	$1,075
Interest	913	101	193	168	451
Operating leases	780	123	197	167	293
Purchase obligations:					
Crude oil, other feedstocks and refined products*	6,822	4,790	601	243	1,188
Convenience store items**	1,757	247	707	696	107
Transportation and distribution	334	80	59	38	157
Fuel and utilities	202	93	95	14	—
Obligations supporting financing arrangements***	97	9	18	17	53
Properties, plants and equipment	107	95	12	—	—
Other	30	6	12	9	3
	$12,495	$5,647	$2,116	$1,405	$3,327

* Includes feedstocks for chemical manufacturing and coal purchases for cokemaking operations.

** Actual amounts will vary based upon the number of Company-operated convenience stores and the level of purchases.

*** Represents fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility.

Sunoco's operating leases include leases for marine transportation vessels, service stations, office space and other property and equipment. Operating leases include all operating leases that have initial or remaining noncancelable terms in excess of one year. Approximately one half of the $780 million of future minimum annual rentals relates to time charters for marine transportation vessels. Most of these time charters were recently entered into by the Company and contain seven-year terms with renewal and sublease options. The lease payments consist of a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot market prices for the year 2003. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

A purchase obligation is an enforceable and legally binding agreement to purchase goods and services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Sunoco has various obligations to purchase in the ordinary course of business: crude oil, other feedstocks and refined products; convenience store items; transportation and distribution services, including pipeline and terminal throughput and railroad services; and fuel and utilities. Approximately one third of the contractual obligations to purchase crude oil and other feedstocks and refined products for 2004 relates to spot-market purchases to be satisfied within the first 60-90 days of the year. Sunoco also has contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials, including commitments to purchase supplies and various other maintenance, systems and communications services. Most of Sunoco's purchase obligations are based on market prices or formulas based on market prices. These purchase obligations generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

Sunoco also has obligations with respect to its defined benefit pension plans and postretirement health care plans (see "Pension Plan Funded Status" below and Note 9 to the consolidated financial statements).

Off-Balance Sheet Arrangements—Sunoco is contingently liable under an arrangement that guarantees a $120 million term loan due in 2006 of the Epsilon Products Company, LLC polypropylene joint venture in which the Company is a partner. Under this arrangement, Sunoco also guarantees borrowings under the joint venture's $40 million revolving credit facility maturing in September 2006, which amounted to $28 million at December 31, 2003 (see Note 1 to the consolidated financial statements). Sunoco is also contingently liable under various arrangements, which guarantee debt of third parties aggregating to approximately $12 million at December 31, 2003. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

In December 2003, a wholly owned subsidiary of the Company, Sunoco Receivables Corporation, Inc., entered into a three-year accounts receivable securitization facility under which the subsidiary may sell on a revolving basis up to a $200 million undivided interest in a designated pool of certain accounts receivable. This facility replaces a $200 million facility that was scheduled to terminate in 2004. No receivables have been sold to third parties under either of these facilities.

Capital Expenditures and Acquisitions

The following table sets forth Sunoco's planned and actual capital expenditures for additions to properties, plants and equipment. Actual capital expenditures are consistent with the presentation of the 2004 plan amounts in the table as well as with amounts presented in Sunoco's consolidated financial statements. The Company's significant acquisitions are included as footnotes to the table so that total capital outlays for each business unit can be determined.

(Millions of Dollars)	**2004 Plan**	**2003**	2002	2001
Refining and Supply	**$425***	**$245**	$179	$122
Retail Marketing**	**130**	**107**	124	114
Chemicals***	**50***	**29**	36	30
Logistics	**27***	**39**	41†	61
Coke	**118**	**5**	5	4
Consolidated capital expenditures	**$750**	**$425**	$385	$331

* Excludes $235 million acquisition from El Paso Corporation of the Eagle Point refinery and related pipeline and logistics assets, which includes an estimated $124 million for inventory.

** Excludes in 2004, $187 million associated with an agreement, subject to regulatory approval and the completion of due diligence, to purchase from ConocoPhillips 385 retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C., plus related inventory. Excludes in 2003, the $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC of 193 retail gasoline sites located primarily in Florida and South Carolina, which includes $21 million for inventory. Excludes in 2001, the $59 million purchase from The Coastal Corporation of 473 retail gasoline outlets located in the eastern United States, which includes $8 million for inventory.

*** Excludes in 2003, $198 million associated with the formation of a propylene partnership with Equistar Chemicals, L.P. and a related supply contract and the acquisition of Equistar's Bayport polypropylene facility, which includes $11 million for inventory. Excludes in 2001, the $649 million acquisition of Aristech Chemical Corporation and related working capital.

† Excludes $54 million purchase from an affiliate of Union Oil Company of California ("Unocal") of interests in three Midwestern and Western U.S. products pipeline companies and a $6 million purchase that increased the Partnership's ownership interest in the West Texas Gulf pipeline from 17.3 percent to 43.8 percent.

In addition to the purchase of the Eagle Point refinery and related pipeline assets in January 2004 and the agreement, subject to regulatory approval and the completion of due diligence, to purchase 385 retail outlets in Delaware, Maryland, Virginia and Washington, D.C., the 2004 planned capital outlays include $297 million for base spending, $103 million for turnarounds at the Company's refineries, $175 million for spending associated with meeting clean fuels gasoline specifications (see "Environmental Matters" below), $112 million towards construction of a $140 million 550,000 tons-per-year cokemaking facility in Haverhill, OH and $63 million for various other income improvement projects. These amounts include spending related to the recently acquired Eagle Point refinery subsequent to its acquisition. In addition to normal infrastructure and maintenance capital requirements, base spending includes several economic return projects to upgrade Sunoco's existing asset base. These projects include $70 million for new processing equipment, boilers and reinstrumentation projects at the Company's refineries and $23 million for additional investments to upgrade Sunoco's existing retail network and enhance its APlus® convenience store presence. Base spending also includes $11 million to complete conversion of the Speedway sites acquired in 2003 to Sunoco branded outlets. With respect to clean fuels spending, the Company estimates that total capital outlays to comply with Tier II gasoline and diesel specifications will be in the range of $400-$500 million, including amounts attributable to the Eagle Point refinery. The Company expects that most of this spending will occur through 2006. Through year-end 2003, the Company's Tier II spending totaled $25 million. The Company plans to meet the new gasoline specifications with new gasoline hydrotreaters at its Marcus Hook, Philadelphia, Toledo and Eagle Point facilities. Spending in 2004 will include continued engineering and construction work associated with these efforts. The income improvement projects include capital for refinery projects including expenditures to restart an alkylation unit at the Philadelphia refinery and for various catalytic cracker upgrades and energy projects. These projects also include capital for new retail units and for production upgrades in certain chemicals facilities.

In addition to the purchase of the 193 service stations in the Southeast and the transaction with Equistar, the 2003 capital outlays included $284 million for base infrastructure and maintenance, $88 million for refinery turnarounds, $23 million for spending to comply with the Tier II low-sulfur gasoline and diesel fuel requirements and $30 million for various income improvement projects. Base infrastructure spending included $50 million related to the construction of a sulfur plant at the Marcus Hook refinery.

In addition to the purchase of interests in three Midwestern and Western U.S. products pipeline companies from Unocal and the increased interest in the West Texas Gulf pipeline, the 2002 capital outlays included $248 million for base infrastructure, maintenance and regulatory spending, $82 million for refinery turnarounds and $55 million for various income improvement projects.

In addition to the Aristech acquisition and the purchase of retail gasoline outlets from The Coastal Corporation, the 2001 capital outlays included $233 million for base infrastructure and legally required spending, $54 million for turnarounds at the Company's refineries and $44 million for income improvement projects. The income improvement projects included expenditures to improve refinery efficiency, grow Sunoco's retail marketing network and expand certain logistics assets.

Pension Plan Funded Status

The following table sets forth the components of the change in market value of the investments in Sunoco's defined benefit pension plans for 2003 and 2002:

	December 31	
(Millions of Dollars)	**2003**	2002
Market value of investments at beginning of year	**$ 930**	$1,110
Increase (reduction) in market value of investments resulting from:		
Net investment income (loss)	**211**	(91)
Company contributions	**89**	52
Plan benefit payments	**(159)**	(141)
	$1,071	$ 930

At December 31, 2002, the accumulated benefit obligations of these plans exceeded the market value of plan assets. Accordingly, the Company was required to record an after-tax charge totaling $176 million to the accumulated other comprehensive loss component of shareholders' equity in its consolidated balance sheet at December 31, 2002. The increase in the market value of investments during 2003 was substantially offset by an increase in the accumulated benefit obligations, primarily due to a decline in the discount rate from

6.75 percent at December 31, 2002 to 6.00 percent at December 31, 2003. As a result, the accumulated other comprehensive loss component of shareholders' equity related to pensions declined by $7 million at December 31, 2003.

In March 2002, a temporary interest rate relief bill was enacted by Congress that mitigated the impact of a decline in interest rates used in pension funding calculations. Congress is currently considering legislation that would extend interest rate relief beyond 2003. The planned employer contributions for 2004 for the Company's funded benefit plans, which are estimated to be $50 million, are based on the assumption that this legislation will be enacted. In the event the pending legislation does not become law, the Company's employer contributions in 2004 and later years could increase significantly. In addition, pension expense for 2004 is projected to increase approximately $10 million after tax. Management believes any additional contributions to the pension plans can be funded without a significant impact on liquidity. Future changes in the equity markets and/or the discount rate could result in additional significant increases or decreases to the accumulated other comprehensive loss component of shareholders' equity and to future pension expense and funding requirements.

Environmental Matters

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise deal with the protection of the environment, waste management and the characteristics and composition of fuels. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Sunoco's businesses, including capital costs to construct, maintain and upgrade equipment and facilities. Existing laws and regulations have required, and are expected to continue to require, Sunoco to make significant expenditures of both a capital and expense nature. The following table summarizes Sunoco's expenditures for environmental projects and compliance activities:

(Millions of Dollars)	**2003**	2002	2001
Pollution abatement capital*	**$114**	$ 47	$ 45
Remediation	**44**	49	38
Operations, maintenance and administration	**127**	147	158
	$285	$243	$241

* Capital expenditures for pollution abatement are expected to approximate $240 and $270 million in 2004 and 2005, respectively.

These laws and regulations also result in liabilities and loss contingencies for remediation at Sunoco's facilities and at third-party or formerly owned sites. Sunoco accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss," requires that the minimum of the range be accrued unless some other point in the range is more likely in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted environmental claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

	December 31	
(Millions of Dollars)	**2003**	2002
Accrued liabilities	**$ 44**	$ 43
Other deferred credits and liabilities	**102**	116
	$146	$159

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2000	$ 69	$ 42	$—	$ 19	$ 8	$ 3	$ 141
Accruals	(2)	21	—	10	2	—	31
Payments	(6)	(19)	—	(11)	(2)	—	(38)
Acquisitions	—	—	10	—	—	—	10
Other*	—	1	—	—	—	—	1
At December 31, 2001	$ 61	$ 45	$ 10	$ 18	$ 8	$ 3	$ 145
Accruals	(2)	36	1	7	—	—	42
Payments	(7)	(24)	(3)	(12)	(3)	—	(49)
Other*	—	15	—	6	—	—	21
At December 31, 2002	$ 52	$ 72	$ 8	$ 19	$ 5	$ 3	$ 159
Accruals	**—**	**23**	**1**	**6**	**1**	**(1)**	**30**
Payments	**(9)**	**(22)**	**(2)**	**(10)**	**(1)**	**—**	**(44)**
Other*	**—**	**1**	**—**	**—**	**—**	**—**	**1**
At December 31, 2003	**$43**	**$ 74**	**$ 7**	**$ 15**	**$ 5**	**$ 2**	**$146**

*Consists of increases in the accrued liability for which recovery from third parties is probable.

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco's liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2003, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled $95 million. However, the Company believes it is very unlikely that it will realize the maximum loss at every site. Furthermore, the recognition of additional losses, if and when they might occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company's financial position.

Under various environmental laws, including the Resource Conservation and Recovery Act ("RCRA") (which relates to solid and hazardous waste treatment, storage and disposal), Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites. At the Company's major manufacturing facilities, Sunoco has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation accruals for these sites reflect that strategy. Accruals include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

Many of Sunoco's current terminals are being addressed with the above containment/remediation strategy. At some smaller or less impacted facilities and some previously divested terminals, the focus is on remediating discrete interior areas to attain regulatory closure.

Sunoco owns or operates certain retail gasoline outlets where releases of petroleum products have occurred. Federal and state laws and regulations require that contamination caused by such releases at these sites and at formerly owned sites be assessed and remediated to meet the applicable standards. The obligation for Sunoco to remediate this type of contamination varies, depending on the extent of the release and the applicable laws and regulations. A portion of the remediation costs may be recoverable from the reimbursement fund of the applicable state, after any deductible has been met.

Future costs for environmental remediation activities at the Company's marketing sites will also be influenced by the extent of MTBE contamination of groundwater aquifers, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed, installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 2003, Sunoco had been named as a PRP at 49 sites identified or potentially identifiable as "Superfund" sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco's negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $6 million at December 31, 2003. As a result, Sunoco's exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $22 million at December 31, 2003 and are included in deferred charges and other assets in the consolidated balance sheets.

In December 1999, the U.S. Environmental Protection Agency ("EPA") adopted a rule under the Clean Air Act (which relates to emissions of materials into the air). This rule phases in limitations on the sulfur content of gasoline beginning in 2004. In January 2001, the EPA adopted another rule which will require limitations on the allowable sulfur content of on-road diesel fuel beginning in 2006. The rules include banking and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the on-road low-sulfur diesel. These rules are expected to have a significant impact on Sunoco and its operations, primarily with respect to the capital and operating expenditures at its five current refineries. Most of the capital spending is likely to occur in the 2004-2006 period, while the higher operating costs will be incurred when the low-sulfur fuels are produced. The Company estimates that the total capital outlays to comply with the new gasoline and diesel requirements will be in the range of $400-$500 million, including amounts attributable to the recently acquired Eagle Point refinery. Spending to meet these requirements totaled $23 million in 2003. The ultimate impact of the rules may be affected by such factors as technology selection, the effectiveness of the systems pertaining to banking and trading credits, timing uncertainties created by permitting requirements and construction schedules and any effect on prices created by changes in the level of gasoline and diesel fuel production.

In April 2002, the EPA issued regulations implementing Phase II of the petroleum refinery Maximum Achievable Control Technology ("MACT II") rule under the Clean Air Act. This rule regulates emissions of hazardous air pollutants (including organics, reduced sulfur compounds, inorganics and particulate metals) from certain sources at petroleum refineries, including catalytic cracking and reforming units and sulfur recovery units. The rule requires all petroleum refineries that are major sources of hazardous air pollutants to meet emission standards reflecting the application of the maximum achievable control technology at the affected sources by 2005. Analysis of this rule to determine its impact is ongoing. Although the ultimate impact of the rule cannot be determined at this time, it could have a significant impact on Sunoco and its operations, primarily with respect to capital expenditures at its refineries.

In July 1997, the EPA promulgated new, more stringent National Ambient Air Quality Standards for ozone and fine particles, which is resulting in identification of non-attainment areas throughout the country, including Texas and Pennsylvania, where Sunoco operates facilities. The EPA is expected to issue final ozone non-attainment area designations in mid-2004. Fine particle non-attainment areas are not expected to be designated until early 2005. These standards will result in further controls of both nitrogen oxide and volatile organic compound emissions. Regulatory programs, when established to implement the new standards, could have an impact on Sunoco and its operations. However, the potential financial impact cannot be reasonably estimated until the EPA completes the non-attainment area designation process and promulgates regulatory programs to attain the standards, and the states, as necessary, develop and implement revised State Implementation Plans to respond to the new regulations.

Since the late 1990s, the EPA has undertaken significant enforcement initiatives under authority of the Clean Air Act, targeting industries with large manufacturing facilities that are significant sources of emissions, including the refining industry. The EPA has asserted that many of these facilities have modified or expanded their operations over time without complying with New Source Review regulations that require permits and new emission controls in connection with any significant facility modifications or expansions that could increase emissions above certain thresholds, and have violated various other provisions of the Clean Air Act, including New Source Review and Prevention of Significant Deterioration ("NSR/PSD") Programs, Benzene Waste Organic National Emissions Standards for Hazardous Air Pollutants ("NESHAP"), Leak Detection and Repair ("LDAR") and flaring requirements. As part of this enforcement initiative, the EPA has entered into consent agreements with several refiners that require them to pay civil fines and penalties and make significant capital expenditures to install emissions control equipment at selected facilities. For some of these refineries, the cost of the required emissions control equipment is significant, depending on the size, age and configuration of the refinery. Sunoco received information requests in 2000, 2001 and 2002 in connection with the enforcement initiative pertaining to its Marcus Hook, Philadelphia, Toledo and Tulsa refineries, the Puerto Rico refinery divested in 2001 and its phenol facility in Philadelphia, PA. Sunoco has completed its responses to the EPA. In 2003, Sunoco received an additional information request at its phenol plant in Philadelphia.

Sunoco has received Notices of Violation and Findings of Violation from the EPA relating to its Marcus Hook, Philadelphia and Toledo refineries. The Notices and Findings of Violation allege failure to comply with certain requirements relating to benzene wastewater emissions at the Company's Marcus Hook, Toledo and Philadelphia refineries and failure to comply with certain requirements relating to leak detection and repair at the Toledo refinery. In addition, the EPA has alleged that: at the Company's Philadelphia refinery, certain modifications were made to one of the fluid catalytic cracking units in 1992 and 1998 without obtaining requisite permits; at the Company's Marcus Hook refinery, certain modifications were made to the fluid catalytic cracking unit in 1990 and 1996 without obtaining requisite permits; and at the Company's Toledo refinery, certain physical and operational changes were made to the fluid catalytic cracking unit in 1985 without obtaining requisite permits. The EPA has also alleged that at the Company's Toledo refinery, certain physical and operational changes were made to the sulfur plant in 1995, 1998 and 1999 without obtaining requisite permits; certain physical and operational changes were made to a flare system without obtaining requisite permits; and that the flare system was not being operated in compliance with the Clean Air Act. Sunoco has met with representatives of the EPA on these Notices and Findings of Violation and is currently evaluating its position. Although Sunoco does not believe that it has violated any Clean Air Act requirements, as part of this initiative, Sunoco could be required to make significant capital expenditures, incur higher operating costs, operate these refineries at reduced levels and pay significant penalties. There are no liabilities accrued at December 31, 2003 in connection with this initiative. With respect to the Company's recently acquired Eagle Point refinery, El Paso Corporation, its prior owner, has entered into a consent decree with the EPA and the New Jersey Department of Environmental Protection as part of EPA's enforcement initiative. Sunoco does not anticipate substantial capital expenditures on its part as a result of El Paso's consent decree.

Energy policy legislation continues to be debated in the U.S. Congress. The Bush Administration and the U.S. Senate and House have been unable to reach agreement on final legislation. Both chambers passed energy bills in 2003 and a House-Senate Conference Committee produced a conference report. The U.S. House approved the Conference Committee report but the U.S. Senate failed to bring the matter to a vote. The U.S. Senate leadership has introduced new, pared-down legislation for consideration in 2004. The new legislation, like the conference report, would repeal the oxygenate mandate in the Clean Air Act, set certain requirements for ethanol or renewable fuels usage and phase out the use of MTBE. However, there is no agreement with the U.S. House leadership and no certainty of any action in either chamber. Sunoco uses MTBE and ethanol as oxygenates in different geographic areas of its refining and marketing system. While federal action is uncertain, California, New York and Connecticut began enforcing state-imposed MTBE bans on January 1, 2004. Sunoco does not market in California but is complying with the bans in New York and Connecticut. These bans have resulted in unique gasoline blends, which could have a significant impact on market conditions depending on the details of future regulations, the impact on gasoline supplies, the cost and availability of ethanol and other alternate oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco and the industry in general to recover their costs in the marketplace. A number of additional states are considering bans on MTBE although no immediate action is anticipated.

Sunoco, along with other refiners, manufacturers and sellers of gasoline, and owners and operators of retail gasoline sites, are defendants in various cases in 17 states alleging MTBE contamination in groundwater. Plaintiffs include private litigants, governments and quasi-governmental entities, including various water authorities and towns, and the State of New Hampshire. Plaintiffs generally are alleging product liability for defective product, groundwater contamination, nuisance, trespass, negligence, failure to warn, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief and punitive damages. Up to this point, for the group of MTBE cases currently pending, there has been little information developed about the plaintiffs' legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Management believes that the environmental matters discussed above are potentially significant with respect to results of operations or cash flows for any one year. However, management does not believe that such matters will have a material impact on Sunoco's consolidated financial position or, over an extended period of time, on Sunoco's cash flows or liquidity.

Derivative Instruments

Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge a variety of risks. Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in a portion of the Company's electricity and natural gas costs. In addition, Sunoco uses derivative contracts from time to time to reduce foreign exchange risk relating to certain export sales denominated in foreign currencies. Sunoco does not hold or issue derivative instruments for trading purposes.

Sunoco is at risk for possible changes in the market value of all of its derivative contracts; however, such risk would be mitigated by price changes in the underlying hedged items. At December 31, 2003, Sunoco had accumulated net derivative losses, before income taxes, of $1 million on its open derivative contracts. The potential incremental loss on these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2003 was estimated to be $8 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts. The Company also had accumulated net derivative gains, before income taxes, of $2 million at December 31, 2003 on closed options and futures contracts, which relate to hedged transactions occurring in 2004.

Sunoco also is exposed to credit risk in the event of nonperformance by derivative counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions or corporations with investment-grade credit ratings. (See Note 16 to the consolidated financial statements.)

Cash Dividends and Share Repurchases

The Company has paid cash dividends on a regular quarterly basis since 1904. Commencing with the fourth quarter of 2003, the Company increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year). The Company expects to continue to pay the quarterly common stock cash dividend at its current level.

In 2003 and 2001, the Company repurchased 2.9 and 10.7 million shares, respectively, of its common stock for $136 and $393 million, respectively. The Company did not repurchase any of its common stock during 2002. At December 31, 2003, the Company had a remaining authorization from its Board of Directors to purchase up to $243 million of Company common stock in the open market from time to time depending on prevailing market conditions and available cash.

Critical Accounting Policies

A summary of the Company's significant accounting policies is included in Note 1 to the consolidated financial statements. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition. The preparation of Sunoco's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions consist of retirement benefit liabilities, long-lived assets and environmental remediation activities. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which the Company's consolidated financial statements are prepared at any point in time. Despite these inherent limitations, management believes the Company's Management's Discussion and Analysis and consolidated financial statements provide a meaningful and fair perspective of the Company. Management has reviewed the assumptions underlying its critical accounting policies with the Audit Committee of Sunoco's Board of Directors.

Retirement Benefit Liabilities

Sunoco has noncontributory defined benefit pension plans which provide retirement benefits for approximately one-half of its employees. Sunoco also has postretirement benefit plans which provide health care benefits for substantially all of its retirees. The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees. The levels of required retiree contributions to these plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. In addition, in 1993, Sunoco implemented a dollar cap on its future contributions for its principal retirement health care benefits plan, which significantly reduces the impact of future cost increases on the estimated postretirement benefit expense and benefit obligation.

The principal assumptions that impact the determination of both expense and benefit obligations for Sunoco's pension plans are the discount rate, the long-term rate of return on plan assets and the rate of compensation increase. The discount rate and the health care cost trend are the principal assumptions that impact the determination of expense and benefit obligations for Sunoco's postretirement health care plans.

The discount rates used to determine the present value of future pension payments and medical costs are based on the yields on high-quality, fixed income investments (such as Moody's Aa-rated long-term corporate bonds). The present values of Sunoco's future pension and other postretirement obligations were determined using discount rates of 6.00 percent at December 31, 2003 and 6.75 percent at December 31, 2002. Sunoco's expense under these plans is determined using the discount rate as of the beginning of the year, which was 6.75 percent for 2003, 7.25 percent for 2002, 7.50 percent for 2001, and is 6.00 percent for 2004.

The long-term rate of return on plan assets was assumed to be 8.75 percent for 2003 and 9 percent for both 2002 and 2001, while the rate of compensation increase was assumed to be 4 percent for each of the last three years. A rate of return of 8.75 percent on plan assets and a rate of compensation increase of 4 percent will be used to determine Sunoco's pension expense for 2004. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities. In determining pension expense, the Company applies the expected rate of return to the market-related value of plan assets at the beginning of the year, which is determined using a quarterly average of plan assets from the preceding year. The expected return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return which is subject to considerable year-to-year variability. As permitted by existing accounting rules, the Company does not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference is deferred along with other actuarial gains or losses resulting from differences between actuarial assumptions used in accounting for the plans and changes in these assumptions (primarily the discount rate) and actual experience. If such unrecognized gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into income as a component of pension or postretirement benefits expense over the remaining service period of plan participants still employed with the Company, which currently is approximately 12 years. At December 31, 2003, the unrecognized net loss for defined benefit and postretirement benefit plans was $433 and $83 million, respectively. For 2003, the pension plan assets generated a positive return of 24.1 percent, compared to a negative return of 8.2 percent in 2002 and a negative return of 2.9 percent in 2001. For the fifteen-year period ended December 31, 2003, the compounded annual investment return on Sunoco's pension plan assets was 10.0 percent.

The asset allocation for Sunoco's pension plans at December 31, 2003 and 2002 and the target allocation of plan assets for 2004, by asset category, are as follows:

		December 31	
(In Percentages)	**2004 Target***	**2003**	2002
Asset category:			
Equity securities	**60%**	**62%**	57%
Debt securities	**35**	**33**	37
Other	**5**	**5**	6
Total	**100%**	**100%**	100%

*The target allocation has been in effect since 1999.

The rate of compensation increase assumption has been indicative of actual increases during the 2001-2003 period.

The initial health care cost trend assumptions used to compute the accumulated postretirement benefit obligation were increases of 11.4 percent, 12.2 percent and 8.3 percent at December 31, 2003, 2002 and 2001, respectively. These trend rates were assumed to decline gradually to 5.5 percent in 2008 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement benefits expense and benefit obligations that would occur in 2004 from a change in the indicated assumptions:

(Dollars in Millions)	Change in Rate	Expense	Benefit Obligations*
Pension benefits:			
Decrease in the discount rate	.25%	$4	$42
Decrease in the long-term rate of return on plan assets	.25%	$2	$—
Increase in rate of compensation	.25%	$2	$9
Postretirement benefits:			
Decrease in the discount rate	.25%	$—	$9
Increase in the annual health care cost trend rates	1.00%	$1	$13

* Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations for postretirement benefit plans.

Long-Lived Assets

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. There have been no significant changes in the useful lives of the Company's plants and equipment during the 2001-2003 period.

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; technological developments resulting in obsolescence; changes in demand for the Company's products or in end-use goods manufactured by others utilizing the Company's products as raw materials; changes in the Company's business plans or those of its major customers or suppliers; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of environmental capital, operating or remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under "Forward-Looking Statements" below.

A long-lived asset that is not held for sale is considered to be impaired when the undiscounted net cash flows expected to be generated by the asset are less than its carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for the Company's long-lived assets may not be readily available. Therefore, fair market value is generally based on the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment.

A decision to dispose of an asset may also necessitate an impairment review. In this situation, an impairment would be recognized for any excess of the carrying amount of the long-lived asset over its fair value less cost to sell.

Sunoco had asset impairments totaling $30 and $18 million after tax during 2003 and 2002, respectively. There were no asset impairments during 2001. The impairments in 2003 related to the write-down of the Company's plasticizer assets held for sale to their estimated fair values less costs to sell and the write-down by the Company's one-third-owned BEF joint venture of its MTBE production facility to its estimated fair value. The estimated fair value of this facility declined in 2003 as a result of the expected reduction in MTBE demand due to enacted and anticipated federal and state bans of this gasoline additive. The impairments in 2002 related to the shutdown of a polypropylene line at the Company's LaPorte, TX plant, an aniline and diphenylamine production facility in Haverhill, OH, certain processing units at the Toledo refinery and a refined products pipeline and terminal owned by Sunoco Logistics Partners L.P. The chemical facilities and the Toledo refinery processing units were shut down to eliminate less efficient production capacity, while the pipeline and terminal were idled because they became uneconomic to operate. For a further discussion of these asset impairments, see Notes 2 and 3 to the consolidated financial statements.

Environmental Remediation Activities

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and composition of fuels. These laws and regulations require environmental assessment and/or remediation efforts at many of Sunoco's facilities and at formerly owned or third-party sites.

Sunoco's accrual for environmental remediation activities amounted to $146 million at December 31, 2003. This accrual is for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. In the above instances, if a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss," requires that the minimum of the range be accrued unless some other point in the range is more likely, in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted environmental claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2003, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled $95 million. However, the Company believes it is very unlikely that it will realize the maximum loss at every site. Furthermore, the recognition of additional losses, if and when they might occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company's financial position.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $6 million at December 31, 2003. As a result, Sunoco's exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact several of Sunoco's facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

Under various environmental laws, including the Resource Conservation and Recovery Act ("RCRA"), Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites. At the Company's major manufacturing facilities, Sunoco has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment.

The remediation accruals for these sites reflect that strategy. Accruals include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

Many of Sunoco's current terminals are being addressed with the above containment/ remediation strategy. At some smaller or less impacted facilities and some previously divested terminals, the focus is on remediating discrete interior areas to attain regulatory closure.

Sunoco owns or operates certain retail gasoline outlets where releases of petroleum products have occurred. Federal and state laws and regulations require that contamination caused by such releases at these sites and at formerly owned sites be assessed and remediated to meet the applicable standards. The obligation for Sunoco to remediate this type of contamination varies, depending on the extent of the release and the applicable laws and regulations. A portion of the remediation costs may be recoverable from the reimbursement fund of the applicable state, after any deductible has been met.

Future costs for environmental remediation activities at the Company's marketing sites will also be influenced by the extent of MTBE contamination of groundwater aquifers, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed, installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

In summary, total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost sharing arrangements with other potentially responsible parties, the availability of insurance coverage and the nature and extent of future environmental laws, inflation rates and the determination of Sunoco's liability at the sites, if any, in light of the number, participation level and financial viability of other parties.

New Accounting Pronouncements

For a discussion of recently issued accounting pronouncements requiring adoption subsequent to December 31, 2003, see Note 1 to the consolidated financial statements.

Forward-Looking Statements

Statements and financial discussion and analysis contained in this Annual Report to Shareholders that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to the Company, based on current beliefs of management as well as assumptions made by, and information currently available to, Sunoco. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "possible," "potential," "predict," "project," or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. Although Sunoco believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

- Changes in refining, marketing and chemical margins;
- Variation in petroleum-based commodity prices and availability of crude oil and feedstock supply or transportation;
- Volatility in the marketplace which may affect supply and demand for Sunoco's products;
- Changes in competition and competitive practices, including the impact of foreign imports;
- Changes in the reliability and efficiency of the Company's operating facilities or those of third parties;
- Changes in the level of operating expenses and hazards common to operating facilities (including equipment malfunction, explosions, fires, oil spills, and the effects of severe weather conditions);
- Changes in the expected level of environmental capital, operating or remediation expenditures;
- Delays related to construction of or work on facilities and the issuance of applicable permits;
- Changes in product specifications;
- Availability and pricing of oxygenates such as MTBE and ethanol;
- Phase-outs or restrictions on the use of MTBE;
- Political and economic conditions in the markets in which the Company operates, including the impact of potential terrorist acts and international hostilities;
- Military conflicts between, or internal instability in, one or more oil producing countries, governmental actions and other disruptions in the ability to obtain crude oil;
- Changes in the availability and cost of debt and equity financing;
- Changes in insurance markets impacting costs and the level and types of coverage available;
- Changes in financial markets impacting pension expense and funding requirements;
- Risks related to labor relations;
- Nonperformance by major customers, suppliers or other business partners;
- General economic, financial and business conditions which could affect Sunoco's financial condition and results of operations;
- Changes in applicable statutes and government regulations or their interpretations, including those relating to the environment and global warming;
- Claims of the Company's noncompliance with statutory and regulatory requirements; and
- Changes in the status of, or initiation of new, litigation to which the Company is a party or liability resulting from litigation or administrative proceedings, including natural resource damage claims.

The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by Sunoco. Unpredictable or unknown factors not discussed herein could also have material adverse effects on the Company. All forward-looking statements included in this Annual Report to Shareholders are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events.

Consolidated Statements of Operations

Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares Except Per Share Amounts)

For the Years Ended December 31	**2003**	2002	2001
Revenues			
Sales and other operating revenue (including consumer excise taxes)	**$17,866**	$14,299	$14,063
Interest income	**9**	7	9
Other income (Note 2)	**54**	78	71
	17,929	14,384	14,143
Costs and Expenses			
Cost of products sold and operating expenses	**14,087**	11,430	10,699
Consumer excise taxes	**1,999**	1,834	1,741
Selling, general and administrative expenses	**742**	622	583
Depreciation, depletion and amortization	**363**	329	321
Payroll, property and other taxes	**104**	100	103
Provision for write-down of assets and other matters (Note 3)	**28**	34	6
Interest cost and debt expense	**114**	111	103
Interest capitalized	**(3)**	(3)	—
	17,434	14,457	13,556
Income (loss) before income tax expense (benefit)	**495**	(73)	587
Income tax expense (benefit) (Note 4)	**183**	(26)	189
Net Income (Loss)	**$ 312**	$ (47)	$ 398
Earnings (Loss) Per Share of Common Stock:			
Basic	**$4.07**	$(.62)	$4.92
Diluted	**$4.03**	$(.62)	$4.85
Weighted Average Number of Shares Outstanding (Note 5):			
Basic	**76.7**	76.2	80.9
Diluted	**77.5**	76.2	82.0
Cash Dividends Paid Per Share of Common Stock (Note 14)	**$1.025**	$1.00	$1.00

(See Accompanying Notes)

Consolidated Balance Sheets

Sunoco, Inc. and Subsidiaries

(Millions of Dollars)

At December 31	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	**$ 431**	$ 390
Accounts and notes receivable, net	**1,072**	923
Inventories (Note 6)	**474**	491
Deferred income taxes (Note 4)	**91**	94
Total Current Assets	**2,068**	1,898
Investments and long-term receivables (Note 7)	**192**	220
Properties, plants and equipment, net (Note 8)	**4,277**	4,099
Prepaid retirement costs (Note 9)	**11**	5
Deferred charges and other assets (Note 3)	**374**	219
Total Assets	**$ 6,922**	$ 6,441
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	**$ 1,391**	$ 1,316
Accrued liabilities	**434**	339
Current portion of long-term debt (Note 11)	**103**	2
Taxes payable	**242**	119
Total Current Liabilities	**2,170**	1,776
Long-term debt (Note 11)	**1,350**	1,453
Retirement benefit liabilities (Note 9)	**604**	653
Deferred income taxes (Note 4)	**602**	490
Other deferred credits and liabilities (Note 12)	**208**	196
Commitments and contingent liabilities (Note 12)		
Minority interests (Note 13)	**432**	479
Shareholders' Equity (Notes 14 and 15)		
Common stock, par value $1 per share Authorized—200,000,000 shares; Issued, 2003—136,801,064 shares; Issued, 2002—134,760,400 shares	**137**	135
Capital in excess of par value	**1,552**	1,489
Earnings employed in the business	**2,376**	2,143
Accumulated other comprehensive loss	**(187)**	(195)
Common stock held in treasury, at cost 2003—61,420,158; 2002—58,321,433 shares	**(2,322)**	(2,178)
Total Shareholders' Equity	**1,556**	1,394
Total Liabilities and Shareholders' Equity	**$ 6,922**	$ 6,441

(See Accompanying Notes)

Consolidated Statements of Cash Flows

Sunoco, Inc. and Subsidiaries

(Millions of Dollars)

For the Years Ended December 31	**2003**	2002	2001
Increases (Decreases) in Cash and Cash Equivalents			
Cash Flows from Operating Activities:			
Net income (loss)	**$ 312**	$ (47)	$ 398
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Asset write-downs and other matters	**37**	34	6
Noncash reduction in minority interest in cokemaking operations (Note 13)	**(3)**	(35)	(37)
Depreciation, depletion and amortization	**363**	329	321
Deferred income tax expense	**111**	19	203
Payments in excess of expense for retirement plans	**(45)**	(42)	(12)
Changes in working capital pertaining to operating activities, net of effect of acquisitions:			
Accounts and notes receivable	**(145)**	(230)	357
Inventories	**49**	161	(59)
Accounts payable and accrued liabilities	**137**	319	(276)
Taxes payable	**131**	10	(110)
Other	**46**	29	(12)
Net cash provided by operating activities	**993**	547	779
Cash Flows from Investing Activities:			
Capital expenditures	**(425)**	(385)	(331)
Acquisitions, net of seller financing of $4 in 2003 and debt assumed of $163 in 2001 (Note 3)	**(356)**	(54)	(545)
Proceeds from divestments	**82**	22	47
Other	**(21)**	(15)	(4)
Net cash used in investing activities	**(720)**	(432)	(833)
Cash Flows from Financing Activities:			
Net proceeds from (repayments of) short-term borrowings	**—**	(299)	299
Proceeds from issuance of long-term debt	**—**	311	200
Repayments of long-term debt	**(6)**	(3)	(152)
Net proceeds from issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 13)	**—**	96	—
Proceeds from transferred interests in cokemaking operations	**—**	215	—
Cash distributions to investors in cokemaking operations	**(48)**	(24)	(56)
Cash dividend payments	**(79)**	(76)	(82)
Purchases of common stock for treasury	**(136)**	—	(393)
Proceeds from issuance of common stock under management incentive and employee option plans	**52**	23	41
Other	**(15)**	(10)	—
Net cash provided by (used in) financing activities	**(232)**	233	(143)
Net increase (decrease) in cash and cash equivalents	**41**	348	(197)
Cash and cash equivalents at beginning of year	**390**	42	239
Cash and cash equivalents at end of year	**$ 431**	$ 390	$ 42

(See Accompanying Notes)

Consolidated Statements of Comprehensive Income and Shareholders' Equity

(Dollars in Millions, Shares in Thousands) Sunoco, Inc. and Subsidiaries

		Shareholders' Equity							
		Common Stock						Common Stock Held in Treasury	
	Comprehensive Income (Loss)	Number of Shares	Par Value	Capital in Excess of Par Value	Earnings Employed in the Business	Accumulated Other Comprehensive Loss		Shares	Cost
At December 31, 2000		132,375	$132	$1,403	$1,950	$ —		47,544	$1,783
Net income	$ 398	—	—	—	398	—		—	—
Other comprehensive loss:									
Minimum pension liability adjustment (net of related tax benefit of $12)	(21)	—	—	—	—	(21)		—	—
Net hedging losses (net of related tax benefit of $6)	(11)	—	—	—	—	(11)		—	—
Reclassifications of net hedging losses to earnings (net of related tax expense of $2)	4	—	—	—	—	4		—	—
Cash dividend payments	—	—	—	—	(82)	—		—	—
Purchases for treasury	—	—	—	—	—	—		10,717	393
Issued under management incentive and employee option plans	—	1,421	1	40	—	—		—	—
Other	—	—	1	3	—	—		6	—
Total	$ 370								
At December 31, 2001		133,796	$134	$1,446	$2,266	$ (28)		58,267	$2,176
Net loss	$ (47)	—	—	—	(47)	—		—	—
Other comprehensive loss:									
Minimum pension liability adjustment (net of related tax benefit of $94)	(176)	—	—	—	—	(176)		—	—
Net hedging gains (net of related tax expense of $2)	5	—	—	—	—	5		—	—
Reclassifications of net hedging losses to earnings (net of related tax expense of $2)	4	—	—	—	—	4		—	—
Cash dividend payments	—	—	—	—	(76)	—		—	—
Issued under management incentive and employee option plans	—	964	1	27	—	—		—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	15	—	—		—	—
Other	—	—	—	1	—	—		54	2
Total	$(214)								
At December 31, 2002		134,760	$135	$1,489	$2,143	$(195)		58,321	$2,178
Net income	**$ 312**	—	—	—	**312**	—		—	—
Other comprehensive loss:									
Minimum pension liability adjustment (net of related tax expense of $4)	**7**	—	—	—	—	**7**		—	—
Net hedging gains (net of related tax expense of $4)	**7**	—	—	—	—	**7**		—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $3)	**(6)**	—	—	—	—	**(6)**		—	—
Cash dividend payments	—	—	—	—	**(79)**	—		—	—
Purchases for treasury	—	—	—	—	—	—		**2,904**	**136**
Issued under management incentive and employee option plans	—	**2,041**	**2**	**55**	—	—		—	—
Net decrease in equity related to unissued shares under management incentive plans (Note 15)	—	—	—	**(1)**	—	—		—	—
Other	—	—	—	**9**	—	—		**195**	**8**
Total	**$ 320**								
At December 31, 2003		**136,801**	**$137**	**$1,552**	**$2,376**	**$(187)**		**61,420**	**$2,322**

(See Accompanying Notes)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Sunoco, Inc. and subsidiaries (collectively, "Sunoco" or the "Company") contain the accounts of all entities that are controlled (generally more than 50 percent owned). Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not consolidated are accounted for by the equity method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Revenue Recognition

The Company sells various refined products (including gasoline, middle distillates, residual fuel, petrochemicals and lubricants), coke and coal and also sells crude oil in connection with the crude oil gathering and marketing activities of its logistics operations. In addition, the Company sells a broad mix of merchandise such as groceries, fast foods and beverages at its convenience stores and provides a variety of car care services at its retail gasoline outlets. Revenues related to the sale of products are recognized when title passes, while service revenues are recognized when services are provided. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectability is reasonably assured.

Crude oil exchange transactions, which are entered into primarily to acquire crude oil of a desired quality or at a desired location, are netted in cost of products sold and operating expenses in the consolidated statements of operations.

Consumer excise taxes on sales of refined products and merchandise are included in both revenues and costs and expenses, with no effect on net income.

Cash Equivalents

Sunoco considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

Inventories

Inventories are valued at the lower of cost or market. The cost of crude oil and petroleum and chemical product inventories is determined using the last-in, first-out method ("LIFO"). The cost of materials, supplies and other inventories is determined using principally the average cost method.

Depreciation and Retirements

Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Gains and losses on the disposals of fixed assets are generally reflected in net income.

Impairment of Long-Lived Assets

Long-lived assets other than those held for sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair market value less cost to sell. Effective January 1, 2002, Sunoco adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") which, among other things, changed the criteria that have to be met to classify an asset as held-for-sale. SFAS No. 144 had no impact on Sunoco's consolidated financial statements during 2002.

Goodwill and Intangible Assets

Effective January 1, 2002, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), was adopted. SFAS No. 142 requires the testing of goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, and indefinite-lived intangible assets for impairment at least annually rather than amortizing them. Sunoco ceased amortizing goodwill and indefinite-lived intangible assets effective January 1, 2002 and determined during 2003 and 2002 that such assets were not impaired. Prior to January 1, 2002, goodwill and indefinite-lived intangible assets were amortized on a straight-line basis over 40 years or their estimated useful lives, if shorter. Sunoco's amortization of goodwill and indefinite-lived intangible assets amounted to $5 million after tax during 2001. Intangible assets with finite useful lives continue to be amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the intangible assets is consumed.

Environmental Remediation

Sunoco accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued unless some other point in the range is more likely in which case the most likely amount in the range is accrued.

Maintenance Shutdowns

Maintenance and repair costs in excess of $500 thousand incurred in connection with major maintenance shutdowns are capitalized when incurred and amortized over the period benefited by the maintenance activities.

Derivative Instruments

From time to time, Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge its exposure to crude oil, petroleum product, electricity and natural gas price volatility and to reduce foreign exchange risk relating to certain export sales denominated in foreign currencies. Such contracts are recognized in the consolidated balance sheets at their fair value. Changes in fair value of derivative contracts that are not hedges are recognized in income as they occur. If the derivative contracts are designated as hedges, depending on their nature, the effective portions of changes in their fair values are either offset in income against the changes in the fair values of the items being hedged or reflected initially as a separate component of shareholders' equity and subsequently recognized in income when the hedged items are recognized in income. The ineffective portions of changes in the fair values of derivative contracts designated as hedges are immediately recognized in income. Sunoco does not hold or issue derivative instruments for trading purposes.

Minority Interests in Cokemaking Operations

Cash investments by third parties are recorded as an increase in minority interests in the consolidated balance sheets. There is no recognition of any gain at the dates cash investments are made as the third-party investors are entitled to a preferential return on their investments.

Nonconventional fuel credit and other net tax benefits generated by the Company's cokemaking operations and allocated to third-party investors are recorded as a reduction in minority interests and are included as income in the Coke segment. The investors' preferential return is recorded as an increase in minority interests and is recorded as expense in the Corporate and Other segment. The net of these two amounts represents a noncash reduction in minority interests in cokemaking operations, which is recognized in other income in the consolidated statements of operations.

Cash payments, representing the distributions of the investors' share of cash generated by the cokemaking operations, also are recorded as a reduction in minority interests.

Stock-Based Compensation

During the fourth quarter of 2002, Sunoco adopted the fair value method of accounting for employee stock compensation plans as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"). The Company recognized $6 million of expense ($4 million after tax) in 2002 for all unvested stock options attributable to the vesting that occurred in 2002 retroactive to January 1, 2002 using the "modified prospective method" transition rules of SFAS No. 148. Prior to January 1, 2002, the Company followed the intrinsic value method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, the Company did not recognize compensation expense for stock options because the exercise price of the options equaled the market price of the underlying stock on the date of grant (Note 15).

Asset Retirement Obligations

Effective January 1, 2003, Sunoco adopted the provisions of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). This statement significantly changed the method of accruing costs that an entity is legally obligated to incur associated with the retirement of fixed assets. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the fixed asset and depreciated over its estimated useful life. Prior to January 1, 2003, a liability for an asset retirement obligation was recognized using a cost-accumulation measurement approach.

In conjunction with the adoption of SFAS No. 143 in January 2003, Sunoco recorded an increase in asset retirement obligations of $5 million and a related increase in net properties, plants and equipment of $3 million related to certain of its branded marketing retail sites, coal and cokemaking facilities and chemical assets. The $2 million cumulative effect of this accounting change ($1 million after tax) has been included in cost of products sold and operating expenses in the 2003 consolidated statement of operations. Sunoco did not reflect the $1 million after-tax charge as a cumulative effect of accounting change as it was not material. Other than the cumulative effect, this change did not have a significant impact on Sunoco's results of operations during 2003. At December 31, 2003, Sunoco's liability for asset retirement obligations amounted to $8 million. Sunoco has legal asset retirement obligations for several other assets, including its refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

Exit or Disposal Activities

In July 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), was issued. SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Under prior accounting principles, certain costs associated with restructuring plans were recognized as of the date of commitment to the plan. Adoption of SFAS No. 146 had no impact on Sunoco's consolidated financial statements during 2003.

Guarantees

In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FASB Interpretation No. 45"), was issued. The accounting recognition provisions of FASB Interpretation No. 45 became effective January 1, 2003 on a prospective basis. FASB Interpretation No. 45 requires that a guarantor recognize, at the inception or subsequent modification of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Under prior accounting principles, a guarantee would not result in recognition of a liability until a loss was probable and reasonably estimable. Adoption of the accounting recognition provisions of FASB Interpretation No. 45 did not materially impact Sunoco's consolidated financial statements during 2003.

New Accounting Principles

In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FASB Interpretation No. 46"), was issued. Among other things, FASB Interpretation No. 46 defines a variable interest entity ("VIE") as an entity that either has investor voting rights that are not proportional to their economic interests or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FASB Interpretation No. 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary. The primary beneficiary is the company that is subject to a majority of the risk of loss from the VIE's activities or, if no company is subject to a majority of such risk, the company that is entitled to receive a majority of the VIE's residual returns.

Sunoco currently intends to adopt FASB Interpretation No. 46 effective January 1, 2004. Upon adoption, the Company will be required to consolidate its Epsilon Products Company, LLC ("Epsilon") polypropylene joint venture. The Epsilon joint venture, which had revenues totaling $226 million for the year ended December 31, 2003 and assets totaling $194 million at December 31, 2003, consists of polymer-grade propylene operations at Sunoco's Marcus Hook, PA refinery and an adjacent polypropylene plant. Sunoco's maximum exposure to loss as a result of its involvement with Epsilon amounted to $224 million at December 31, 2003, consisting of its $49 million investment in Epsilon, $15 million of trade accounts receivable and the guarantee of the joint venture's $120 million term loan and $40 million revolving credit facility.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. Other Income

(Millions of Dollars)	**2003**	2002	2001
Equity income (loss):			
Belvieu Environmental Fuels (Note 7)	**$(29)**	$ 9	$ 5
Epsilon Products Company, LLC (Notes 1, 7 and 12)	**10**	(3)	(11)
Pipeline joint ventures (Notes 3 and 7)	**20**	14	11
Other	**2**	3	3
Noncash reduction in minority interests in cokemaking operations (Note 13)	**3**	35	37
Gain on divestments	**32**	6	5
Other	**16**	14	21
	$ 54	$78	$ 71

Sunoco has a one-third partnership interest in Belvieu Environmental Fuels ("BEF"), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX. Various governmental authorities have banned or are considering the ban or phase-down of MTBE. These governmental actions have had, and are expected to continue to have, a materially adverse impact on MTBE industry demand. As a result, the joint venture is currently evaluating alternative uses for its MTBE production facility, including the conversion from the production of MTBE to the production of iso-octane or alkylate, which are used as gasoline blending components. Although industry MTBE production capacity has been contracting, MTBE supply is expected to exceed future demand. Accordingly, during the third quarter of 2003, the joint venture recorded a provision to write down its MTBE production facility to its estimated fair value. The estimated fair value was determined by an independent appraiser using present value techniques which reflect various alternative operating assumptions. Sunoco's share of this provision amounted to $23 million ($15 million after tax). If the assumptions used to estimate the fair market value of the MTBE production facility change, an additional write-down of this facility may be necessary. In order to obtain a secure supply of oxygenates for the manufacture of reformulated gasoline, in 1995, Sunoco entered into an off-take agreement with BEF, which expires in 2004, whereby Sunoco agreed to purchase all of the MTBE production from the plant. Sunoco's total MTBE purchases under this agreement, which are included in cost of products sold and operating expenses in the consolidated statements of operations, were $183, $234 and $207 million during 2003, 2002 and 2001, respectively

In April 2003, Sunoco announced its intention to sell its interest in 190 retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati ("Midwest Marketing Divestment Program"). During 2003, 75 Company-owned or leased properties and contracts to supply 23 dealer-owned sites were divested under this program. The cash generated from these divestments totaled $46 million, which represents substantially all of the proceeds expected from the program. The remaining 92 sites are virtually all dealer-owned locations that are expected to be converted to distributor outlets in 2004. During 2003, a $14 million gain ($9 million after tax) was recognized in connection with the Midwest Marketing Divestment Program. Sunoco continues to supply branded gasoline to substantially all of the divested outlets.

3. Changes in Business

Write-Down of Assets and Other Matters

The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

(Millions of Dollars)	Pretax Provisions	After-Tax Provisions
2003		
Plasticizer business	**$ 28**	**$ 17**
2002		
Chemical facilities	$ 21	$ 14
Toledo refinery processing units	4	2
Pipeline and related terminal	5	3
Litigation accrual	4	3
	$ 34	$ 22
2001		
Value Added and Eastern Lubricants:		
Exit costs	$ 15	$ 10
Employee terminations	16	11
Puerto Rico refinery sale	(12)	(11)
Other employee terminations	4	2
Real estate accrual adjustment	(17)	(11)
	$ 6	$ 1

During 2003, Sunoco announced its decision to sell its plasticizer business and recorded a $23 million provision ($15 million after tax) to write down the assets held for sale to their estimated fair values less costs to sell and established a $5 million accrual ($2 million after tax) for employee terminations under a postemployment plan and other required exit costs. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash. The sale included the Company's plasticizer facility in Pasadena, TX. The Company's Neville Island, PA, site was not part of the transaction and will continue to produce plasticizers exclusively for BASF under a three-year tolling agreement. Sunoco also agreed to provide terminalling services at this facility to BASF for a 15-year period.

During 2002, Sunoco shut down a polypropylene line at its LaPorte, TX plant, an aniline and diphenylamine production facility in Haverhill, OH, certain processing units at its Toledo refinery and a pipeline located in Pennsylvania and New York and a related refined products terminal. The chemical facilities and the Toledo refinery processing units were shut down to eliminate less efficient production capacity, while the pipeline and terminal were idled because they became uneconomic to operate. In connection with these shutdowns, Sunoco recorded provisions to write off the affected units and established accruals for related exit costs. During 2002, the Company also established an accrual relating to a lawsuit concerning the Puerto Rico refinery, which was divested in December 2001.

During 2000, Sunoco announced its intention to sell its Puerto Rico refinery, lubricants blending and packaging facilities in Marcus Hook, PA, Tulsa, OK and Richmond, CA and lubricants branded marketing assets (which included the Kendall® motor oil brand and the customer lists for both the Sunoco® and the Kendall® lubricants brands) (collectively, "Value Added and Eastern Lubricants"). The Company elected to exit the Value Added and Eastern Lubricants business due to its inability to achieve an adequate return on capital employed in this business. During 2000, Sunoco recorded a $177 million non-cash charge ($123 million after tax) to write down the assets held for sale to their estimated fair values less costs to sell. In connection with this decision, Sunoco sold its lubricants branded marketing assets in March 2001, closed its lubricants blending and packaging facilities in July 2001 and sold the Puerto Rico refinery in December 2001 to conclude the lubricants restructuring plan. As part of the restructuring, in 2001, Sunoco recorded a $15 million accrual ($10 million after tax) for required exit costs including amounts for contract settlements, lease abandonments and environmental and other cleanup activities, a $16 million accrual ($11 million after tax) for employee terminations and a $12 million gain ($11 million after tax) on the sale of the Puerto Rico refinery.

Value Added and Eastern Lubricants incurred after-tax operating losses of $2 million in 2001. The disposal of the lubricants assets generated cash of approximately $125 million in 2001, which included $27 million attributable to the sale of the branded marketing operations and the Puerto Rico refinery with the balance generated from the liquidation of working capital in the normal course of business.

Sunoco also established an employee termination accrual totaling $4 million ($2 million after tax) in 2001. The termination accruals recorded in 2001 were for approximately 350 employee terminations, primarily in the lubricants business. Payments charged against these accruals are expected to continue through 2004.

The following table summarizes the changes in the accrual for exit costs and terminations:

(Millions of Dollars)	**2003**	2002	2001
Balance at beginning of year	**$10**	$ 24	$ 26
Additional accruals	**15**	1	35
Payments charged against the accruals	**(8)**	(15)	(37)
Balance at end of year	**$17**	$ 10	$ 24

The Company reversed an accrual for warranty claims and other contingent liabilities associated with its former real estate business during 2001. The accrual was established in 1991 as part of the costs expected to be incurred in connection with the disposal of this business. The accrual reversal resulted from the favorable settlement of certain litigation claims and upon expiration of various statute-of-limitation periods during 2001.

Acquisitions

Service Stations—In the second quarter of 2003, Sunoco completed the purchase of 193 Speedway retail gasoline sites from a subsidiary of Marathon Ashland Petroleum LLC for $162 million, including inventory. The sites, which are located primarily in Florida and South Carolina, are all Company-operated locations with convenience stores. Of the 193 outlets, Sunoco is the lessee for 54 sites under long-term lease agreements. The Speedway sites are being re-branded as Sunoco locations in 2003 and 2004. In addition, Sunoco acquired 473 Coastal retail outlets during 2001 from El Paso Corporation for $59 million, including inventory. The acquisition consisted of 166 Company-owned or leased outlets, 150 dealer-owned traditional outlets and 157 distributor-owned or supplied outlets. These outlets, which include approximately 110 convenience-store locations, are located primarily in the Northeastern and Southeastern United States.

The Company believes these acquisitions fit its long-term strategy to build a retail and convenience store network that will provide attractive long-term returns. The addition of these convenience stores gives Sunoco critical mass in the high-growth market in the Southeast.

The purchase prices have been allocated to the assets acquired and liabilities assumed based on their relative estimated fair market values at the acquisition dates. The following is a summary of the effects of these transactions on Sunoco's consolidated financial position as of the acquisition dates:

(Millions of Dollars)	**2003**	2001
Increase in:		
Inventories	**$ 21**	$ 8
Properties, plants and equipment, net	**143**	51
Other deferred credits and liabilities	**(2)**	—
Cash paid on acquisition dates	**$162**	$59

Transaction with Equistar Chemicals, L.P.—Effective March 31, 2003, Sunoco formed a limited partnership with Equistar Chemicals, L.P. ("Equistar") involving Equistar's ethylene facility in LaPorte, TX. Equistar is a joint venture between Lyondell Chemical Company and Millennium Chemicals Inc. In connection with this transaction, Equistar and the new partnership entered into a 700 million pounds-per-year, 15-year propylene supply contract with Sunoco. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. Sunoco also purchased Equistar's polypropylene facility in Bayport, TX. Sunoco paid $194 million in cash and borrowed $4 million from the seller to form the partnership and acquire the Bayport facility.

Through the new partnership, the Company believes it has secured a favorable long-term supply of propylene for its Gulf Coast polypropylene business, while the acquisition of the Bayport facility has increased the Company's polypropylene capacity. This transaction complements and enhances the Company's polypropylene business and strengthens its market position.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of the transaction on Sunoco's consolidated financial position:

(Millions of Dollars):	
Increase in:	
Inventories	**$ 11**
Properties, plants and equipment, net	**30**
Deferred charges and other assets	**160***
Accrued liabilities	**(2)**
Retirement benefit liabilities	**(1)**
	198
Seller financing:	
Current portion of long-term debt	**(1)**
Long-term debt	**(3)**
	(4)
Cash paid on acquisition date	**$194**

*Represents the amounts allocated to the propylene supply contract and the related partnership. The Company will amortize this deferred cost into income over the 15-year life of the supply contract in a manner that reflects the future decline in the fixed discount over the contract period. Following the acquisition, this amortization expense amounted to $11 million in 2003 and is expected to approximate $15 million in 2004, $14 million in 2005, $13 million in 2006, $11 million in 2007 and $11 million in 2008.

Pro Forma Data for 2003 Acquisitions—The unaudited pro forma sales and other operating revenue, net income (loss) and net income (loss) per share of common stock of Sunoco, as if the acquisition of the 193 Speedway service stations and the Bayport polypropylene facility had occurred on January 1, 2002, are as follows:

(Millions of Dollars, Except Per Share Amounts)	**2003**	2002
Sales and other operating revenue	**$18,224**	$15,128
Net income (loss)	**$313**	$(52)
Net income (loss) per share of common stock—diluted	**$4.04**	$(.68)

The pro forma amounts above do not include any effects attributable to the propylene supply contract or the related partnership with Equistar since the supply contract did not exist prior to the transaction date. In addition, no pro forma information has been presented relating to the 473 Coastal retail outlets acquired in 2001 since this acquisition was not material in relation to Sunoco's consolidated results of operations.

The pro forma information does not purport to be indicative of the results that actually would have been obtained if the 193 Speedway service stations and the Bayport polypropylene facility had been part of Sunoco's businesses during the periods presented and is not intended to be a projection of future results. Accordingly, the pro forma results do not reflect any restructuring costs, changes in operating levels, or potential cost savings and other synergies.

Pipeline Interests—In November 2002, Sunoco Logistics Partners L.P. (the "Partnership"), a master limited partnership which is 75.3 percent owned by Sunoco and operates a substantial portion of the Company's logistics operations, completed the acquisition from an affiliate of Union Oil Company of California ("Unocal") of interests in three Midwestern and Western U.S. products pipeline companies. The acquisition consisted of a 31.5 percent interest in Wolverine Pipe Line Company, a 9.2 percent interest in West Shore Pipe Line Company and a 14.0 percent interest in Yellowstone Pipe Line Company, for $54 million in cash. During September 2003, the Partnership acquired an additional 3.1 percent interest in West Shore Pipe Line Company for $4 million, increasing its overall ownership interest in West Shore to 12.3 percent. In November 2002, the Partnership also completed the acquisition of an additional interest in West Texas Gulf pipeline for $6 million in cash, which increased its ownership interest in this pipeline from 17.3 percent to 43.8 percent. The purchase prices for the acquired pipeline interests have been reflected as investments and long-term receivables in the consolidated balance sheets. No pro forma information has been presented relating to these pipeline interests since the acquisitions were not material in relation to Sunoco's consolidated results of operations.

Aristech Chemical Corporation—Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemical Corporation ("Aristech"), a wholly owned subsidiary of Mitsubishi Corporation ("Mitsubishi"), for $506 million in cash and the assumption of $163 million of debt. The purchase price included $107 million for working capital. Contingent payments with a net present value as of the acquisition date of up to $167 million (the "earn out") may also be made if realized margins for polypropylene and phenol exceed certain agreed-upon thresholds through 2006. As of December 31, 2003, no such payments have been earned. Since the $167 million represents a present value as of January 1, 2001, the actual amounts that could ultimately be paid under the earn out provisions increase over time by a contract-specified 11 percent per year. However, the contingent payments are limited to $90 million per year. Any earn out payments would be treated as adjustments to the purchase price. Sunoco also entered into a margin hedge agreement with Mitsubishi whereby Mitsubishi provided polypropylene margin protection for 2001 of up to $6.5 million per quarter. In connection with the margin hedge agreement, Sunoco received $19.5 million from Mitsubishi in 2001 related to Aristech's operations for the first nine months and an additional $6.5 million in the first quarter of 2002 related to the 2001 fourth quarter's operations. These payments were reflected as reductions in the purchase price when received. In addition, Mitsubishi is responsible during a 25-year indemnification period for up to $100 million of potential environmental liabilities of the business arising out of or related to the period prior to the acquisition date.

Included in the purchase were Aristech's five chemical plants located at Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX and a research center in Pittsburgh, PA. These facilities produce polypropylene, phenol and related derivatives (including biphenol-A) and plasticizers. The facility in Pasadena, TX, which produces plasticizers, was sold to BASF in January 2004, while the facility in Neville Island, PA will continue to produce plasticizers exclusively for BASF under a three-year tolling agreement.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative estimated fair market values at the acquisition date. The following is a summary of the effects of this transaction on Sunoco's consolidated financial position:

(Millions of Dollars):	
Allocation of purchase price:	
Accounts and notes receivable, net	$ 156
Inventories	130
Investments and long-term receivables	8
Properties, plants and equipment, net	674
Accounts payable	(110)
Accrued liabilities	(57)
Current portion of long-term debt	(1)
Taxes payable	(10)
Long-term debt	(162)
Retirement benefit liabilities	(25)
Deferred income taxes	(103)
Other deferred credits and liabilities	(20)
Cash paid, net of cash received under margin hedge agreement and cash acquired	$ 480

4. Income Taxes

The components of income tax expense (benefit) are as follows:

(Millions of Dollars)	**2003**	2002	2001
Income taxes currently payable:			
U.S. federal	**$ 61**	$(47)	$ (19)
State and other	**11**	2	5
	72	(45)	(14)
Deferred taxes:			
U.S. federal	**101**	18	195
State and other	**10**	1	8
	111	19	203
	$183	$(26)	$189

The reconciliation of income tax expense (benefit) at the U.S. statutory rate to the income tax expense (benefit) is as follows:

(Millions of Dollars)	2003	2002	2001
Income tax expense (benefit) at U.S. statutory rate of 35 percent	**$173**	$(26)	$205
Increase (reduction) in income taxes resulting from:			
Income tax settlements	**—**	—	(21)
State income taxes net of Federal income tax effects	**14**	2	9
Dividend exclusion for affiliated companies	**(4)**	(3)	(3)
Nonconventional fuel credit	**(1)**	—	(2)
Other	**1**	1	1
	$183	$(26)	$189

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

	December 31	
(Millions of Dollars)	2003	2002
Deferred tax assets:		
Retirement benefit liabilities	**$ 205**	$ 219
Environmental remediation liabilities	**52**	46
Other liabilities not yet deductible	**209**	261
Alternative minimum tax credit carryforward*	**63**	71
Other	**87**	72
Valuation allowance**	**(8)**	(15)
	608	654
Deferred tax liabilities:		
Properties, plants and equipment	**(1,043)**	(1,001)
Other	**(76)**	(49)
	(1,119)	(1,050)
Net deferred income tax liability	**$ (511)**	$ (396)

* Alternative minimum tax credit carryforwards may be carried forward indefinitely.

** The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

	December 31	
(Millions of Dollars)	2003	2002
Current asset	**$ 91**	$ 94
Noncurrent liability	**(602)**	(490)
	$(511)	$(396)

Cash payments for (refunds of) income taxes were $(42), $(49) and $100 million in 2003, 2002 and 2001, respectively.

5. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted average number of common shares used to compute basic earnings per share ("EPS") to those used to compute diluted EPS:

(In Millions)	2003	2002*	2001
Weighted average number of common shares outstanding—basic	**76.7**	76.2	80.9
Add effect of dilutive stock incentive awards	**.8**	—	1.1
Weighted average number of shares—diluted	**77.5**	76.2	82.0

*Since the assumed issuance of common stock under stock incentive awards would not have been dilutive, the weighted average number of shares used to compute diluted EPS is equal to the weighted average number of shares used in the basic EPS computation.

6. Inventories

	December 31	
(Millions of Dollars)	2003	2002
Crude oil	**$150**	$153
Petroleum and chemical products	**203**	227
Materials, supplies and other	**121**	111
	$474	$491

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $1,025 and $962 million at December 31, 2003 and 2002, respectively. During 2002, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduction was to increase 2002 results of operations by $5 million after tax.

7. Investments and Long-Term Receivables

	December 31	
(Millions of Dollars)	2003	2002
Investments in and advances to affiliated companies:		
Belvieu Environmental Fuels (Note 2)	**$ 25**	$ 51
Epsilon Products Company, LLC (Notes 1, 2 and 12)	**49**	50
Pipeline joint ventures (Notes 2 and 3)	**85**	81
Other	**12**	16
	171	198
Accounts and notes receivable	**21**	22
	$192	$220

Dividends received from affiliated companies amounted to $32, $27 and $18 million in 2003, 2002 and 2001, respectively. Earnings employed in the business at December 31, 2003 include $16 million of undistributed earnings of affiliated companies.

Summarized financial information for all entities accounted for using the equity method is set forth below. Amounts attributable to acquired interests (Note 3) have been included in the table since the acquisition dates.

	100 Percent			Sunoco Proportionate Share		
(Millions of Dollars)	**2003**	2002	2001	**2003**	2002	2001
Balance Sheet Information, at December 31:						
Current assets	**$281**	$297	$203	**$86**	$94	$67
Other assets	**$735**	$762	$498	**$191**	$211	$161
Current liabilities	**$169**	$166	$90	**$46**	$49	$28
Other liabilities	**$620**	$596	$344	**$160**	$159	$108
Income Statement Information, for the years ended December 31:						
Revenues	**$1,197**	$992	$927	**$542**	$358	$339
Income before income tax expense	**$101**	$166	$104	**$15**	$31	$15
Net income	**$36**	$115	$65	**$3**	$23	$8

8. Properties, Plants and Equipment

(Millions of Dollars) December 31	Gross Investments, at Cost	Accumulated Depreciation, Depletion and Amortization	Net Investment
2003			
Refining and supply	**$3,891**	**$2,187**	**$1,704**
Retail marketing*	**1,512**	**650**	**862**
Chemicals	**1,131**	**240**	**891**
Logistics	**1,039**	**447**	**592**
Coke	**408**	**180**	**228**
	$7,981	**$3,704**	**$4,277**
2002			
Refining and supply	$3,637	$2,019	$1,618
Retail marketing*	1,400	639	761
Chemicals	1,072	171	901
Logistics	1,012	427	585
Coke	401	167	234
	$7,522	$3,423	$4,099

*Includes retail sites leased to third parties with a gross investment totaling $543 and $563 million at December 31, 2003 and 2002, respectively. Related accumulated depreciation totaled $303 and $302 million at December 31, 2003 and 2002, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2003 for retail sites are as follows (in millions of dollars):

Year ending December 31:	
2004	$33
2005	20
2006	9
2007	2
2008	1
Thereafter	—
	$65

9. Retirement Benefit Plans

Defined Benefit Pension Plans and Postretirement Health Care Plans

Sunoco has noncontributory defined benefit pension plans ("defined benefit plans") which provide retirement benefits for approximately one-half of its employees. Sunoco also has plans which provide health care benefits for substantially all of its retirees ("postretirement benefit plans"). The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees. The levels of required retiree contributions to postretirement benefit plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. In addition, in 1993, Sunoco implemented a dollar cap on its future contributions for its principal postretirement health care benefits plan. In the fourth quarter of 2003, Congress passed the Medicare Prescription Drug Act of 2003. As permitted, no accounting recognition has been given to this new legislation because authoritative accounting guidance has not yet been issued and the Company cannot reasonably estimate its impact at this time.

Defined benefit plans and postretirement benefit plans expense consisted of the following components:

(Millions of Dollars)	Defined Benefit Plans 2003	2002	2001	Postretirement Benefit Plans 2003	2002	2001
Service cost (cost of benefits earned during the year)	**$ 38**	$ 33	$ 32	**$ 6**	$ 7	$ 6
Interest cost on benefit obligations	**89**	89	92	**25**	28	26
Expected return on plan assets	**(85)**	(100)	(120)	**—**	—	—
Amortization of:						
Prior service cost (benefit)	**3**	2	2	**(12)**	(10)	(9)
Unrecognized (gains) losses	**21**	2	(2)	**3**	2	—
Net curtailment (gains) losses	**—**	—	1	**(1)**	—	2
	$ 66	$ 26	$ 5	**$ 21**	$ 27	$25

Defined benefit plans and postretirement benefit plans expense is determined using actuarial assumptions as of the beginning of the year. The following weighted-average assumptions were used to determine defined benefit plans and postretirement benefit plans expense:

	Defined Benefit Plans 2003	2002	2001	Postretirement Benefit Plans 2003	2002	2001
Discount rate	**6.75%**	7.25%	7.50%	**6.75%**	7.25%	7.50%
Long-term rate of return on plan assets	**8.75%**	9.00%	9.00%			
Rate of compensation increase	**4.00%**	4.00%	4.00%			

The expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2003 and 2002 as well as the funded status and amounts both recognized and not recognized in the consolidated balance sheets at December 31, 2003 and 2002:

	Defined Benefit Plans				Postretirement Benefit Plans	
	2003		2002			
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	**2003**	2002
Benefit obligations at beginning of year*	**$1,235**	**$ 118**	$1,143	$ 122	**$ 398**	$ 374
Service cost	**36**	**2**	32	1	**6**	7
Interest cost	**81**	**8**	81	8	**25**	28
Actuarial losses	**120**	**11**	118	2	**34**	19
Plan amendments	**—**	**4**	2	(2)	**(26)**	—
Benefits paid	**(159)**	**(15)**	(141)	(13)	**(36)**	(37)
Premiums paid by participants	**—**	**—**	—	—	**8**	7
Benefit obligations at end of year*	**$1,313**	**$ 128**	$1,235	$ 118	**$ 409**	$ 398
Fair value of plan assets at beginning of year**	**$ 930**		$1,110			
Actual return (loss) on plan assets	**211**		(91)			
Employer contributions	**89**		52			
Benefits paid from plan assets	**(159)**		(141)			
Fair value of plan assets at end of year**	**$1,071**		$ 930			
Unfunded accumulated obligation	**$ (121)**	**$(120)**	$ (176)	$(110)		
Provision for future salary increases	**(121)**	**(8)**	(129)	(8)		
Benefit obligations in excess of plan assets at end of year	**(242)**	**(128)**	(305)	(118)	**$(409)**	$(398)
Unrecognized prior service cost (benefit)	**18**	**(1)**	20	(4)	**(34)**	(20)
Unrecognized net loss	**382**	**51**	407	43	**83**	52
Net amount recognized in balance sheet at end of year	**$ 158**	**$ (78)**	$ 122	$ (79)	**$(360)**	$(366)

* Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations ("APBO") for postretirement benefit plans. The accumulated benefit obligations for funded and unfunded defined benefit plans amounted to $1,192 and $120 million, respectively, at December 31, 2003, and $1,106 and $110 million, respectively, at December 31, 2002.

** There are no plan assets invested in Company stock.

The net amount recognized in the consolidated balance sheets at December 31, 2003 and 2002 is classified as follows:

(Millions of Dollars)	Defined Benefit Plans		Postretirement Benefit Plans	
	2003	2002	**2003**	2002
Prepaid retirement costs	**$ 11**	$ 5	**$ —**	$ —
Retirement benefit liabilities	**(244)**	(287)	**(360)**	(366)
Deferred charges and other assets*	**21**	22	**—**	—
Accumulated other comprehensive loss (before related tax benefit)**	**292**	303	**—**	—
	$ 80	$ 43	**$(360)**	$(366)

* Represents an intangible asset for which an equivalent additional minimum liability is included in retirement benefit liabilities.

** Represents a separate component of shareholders' equity for which an equivalent additional minimum liability is included in retirement benefit liabilities.

The asset allocations attributable to the funded defined benefit plans at December 31, 2003 and 2002 and the target allocation of plan assets for 2004, by asset category, are as follows:

(In Percentages)		December 31	
	2004 Target*	**2003**	2002
Asset category:			
Equity securities	**60%**	**62%**	57%
Debt securities	**35**	**33**	37
Other	**5**	**5**	6
Total	**100%**	**100%**	100%

* The target allocation has been in effect since 1999.

The investment strategy of the Company's funded defined benefit plans is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation. Risk to capital is minimized through the diversification of investments across and within various asset categories.

In March 2003, a temporary interest rate relief bill was enacted by Congress that mitigated the impact of a decline in interest rates used in pension funding calculations. Congress is currently considering legislation that would extend interest rate relief beyond 2003. The planned employer contributions for 2004 for the Company's funded defined benefit plans, which are estimated to be $50 million, are based on the assumption that this legislation will be enacted. In the event the pending legislation does not become law, the Company's employer contributions in 2004 and later years could increase significantly.

The expected benefit payments through 2013 for the defined benefit plans and postretirement benefit plans are as follows:

(Millions of Dollars)	Defined Benefit Plans		
	Funded Plans	Unfunded Plans	Postretirement Benefit Plans*
Year ending December 31:			
2004	$121	$13	$32
2005	$122	$12	$33
2006	$125	$12	$34
2007	$129	$14	$36
2008	$131	$17	$35
2009 through 2013	$666	$59	$170

* Before premiums paid by participants.

The measurement date for the Company's defined benefit plans and its postretirement benefit plans is December 31. The following weighted-average assumptions were used at December 31, 2003 and 2002 to determine benefit obligations for the plans:

	Defined Benefit Plans		Postretirement Benefit Plans	
	2003	2002	**2003**	2002
Discount rate	**6.00%**	6.75%	**6.00%**	6.75%
Rate of compensation increase	**4.00%**	4.00%		

The health care cost trend assumption used at December 31, 2003 to compute the APBO for the postretirement benefit plans was an increase of 11.4 percent (12.2 percent at December 31, 2002), which is assumed to decline gradually to 5.5 percent in 2008 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2003:

(Millions of Dollars)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of postretirement benefits expense	**$1**	**$(1)**
Effect on APBO	**$13**	**$(12)**

Defined Contribution Pension Plans

Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against income as incurred, amounted to $20, $19 and $19 million in 2003, 2002 and 2001, respectively.

Sunoco's principal defined contribution plan is SunCAP. Sunoco matches 100 percent of employee contributions to this plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company's Board of Directors ("Board"), to borrow in order to purchase shares of Company common stock. As of December 31, 2003, no such borrowings had been approved.

10. Short-Term Borrowings and Credit Facilities

The Company has a revolving credit facility (the "Facility") totaling $785 million, which consists of a $385 million commitment through July 2005 and a $400 million commitment that matures in July 2004. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper and letters of credit. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.0 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2002). At December 31, 2003, the Company's tangible net worth was $1.6 billion and its targeted tangible net worth was $1.1 billion. The Facility also requires that Sunoco's ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P. (Notes 11 and 13), to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2003, this ratio was .42 to 1. There were no short-term borrowings at December 31, 2003 and 2002.

Sunoco Logistics Partners L.P. has a three-year $250 million revolving credit facility through January 2005, which is available to fund the Partnership's working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. At December 31, 2003 and 2002, $65 million was outstanding under this credit facility (Note 11). The credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the credit facility) and an interest coverage ratio (as defined in the credit facility) of at least 3.5 to 1. At December 31, 2003, the Partnership's ratio of its consolidated debt to its consolidated EBITDA was 3.0 to 1 and the interest coverage ratio was 5.1 to 1.

11. Long-Term Debt

(Millions of Dollars)	December 31 2003	2002
9⅜% debentures, $20 payable annually 2007-2016	**$ 200**	$ 200
9% debentures due 2024	**100**	100
7¾% notes due 2009	**200**	200
7.60% environmental industrial revenue bonds due 2024	**100**	100
7¼% notes due 2012 (Note 13)	**250**	250
7⅛% notes due 2004	**100**	100
6⅞% notes due 2006	**150**	150
6¾% notes due 2011	**200**	200
6¾% convertible debentures due 2012 (Note 14)	**10**	10
Revolving credit loan, floating interest rate (1.85% at January 1, 2004) due 2005 (Note 10)	**65**	65
Other	**85**	87
	1,460	1,462
Less: unamortized discount	**7**	7
current portion	**103**	2
	$1,350	$1,453

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2004 through 2008 is as follows (in millions of dollars):

2004	$103	2007	$28
2005	$68	2008	$25
2006	$154		

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $108, $100 and $98 million in 2003, 2002 and 2001, respectively.

The following table summarizes Sunoco's long-term debt (including current portion) by issuer:

(Millions of Dollars)	December 31 2003	December 31 2002
Sunoco, Inc.	**$ 807**	$ 807
Sunoco Logistics Partners L.P.	**313**	317
Other	**333**	331
	$1,453	$1,455

12. Commitments and Contingent Liabilities

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2003, 2002 and 2001 amounted to $137, $136 and $145 million, respectively, which include contingent rentals totaling $17, $16 and $14 million, respectively. Approximately 6 percent of total rental expense was recovered through related sublease rental income during 2003.

The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases are as follows (in millions of dollars):

Year ending December 31:	
2004	$123
2005	105
2006	92
2007	86
2008	81
Thereafter	293
	$780

Approximately one half of the aggregate amount of future minimum annual rentals applicable to noncancelable operating leases relates to time charters for marine transportation vessels. Most of these time charters were recently entered into by the Company and contain seven-year terms with renewal and sublease options. The lease payments consist of a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot market prices for the year 2003. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

Sunoco is contingently liable under an arrangement that guarantees a $120 million term loan due in 2006 of the Epsilon Products Company, LLC polypropylene joint venture in which the Company is a partner. Under this arrangement, Sunoco also guarantees borrowings under the joint venture's $40 million revolving credit facility maturing in September 2006, which amounted to $28 million at December 31, 2003. Sunoco is also contingently liable under various arrangements which guarantee debt of third parties aggregating to approximately $12 million at December 31, 2003. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

Over the years, Sunoco has sold thousands of retail gasoline outlets as well as refineries, terminals, coal mines, oil and gas properties and various other assets. In connection with these sales, the Company has indemnified the purchasers for potential environmental and other contingent liabilities related to the period prior to the transaction dates. In most cases, the effect of these arrangements was to afford protection for the purchasers with respect to obligations for which the Company was already primarily liable. While some of these indemnities have spending thresholds which must be exceeded before they become operative, or limits on Sunoco's maximum exposure, they generally are not limited. The Company accrues for any obligations under these agreements when a loss is probable and reasonably estimable. The Company cannot reasonably estimate the maximum potential amount of future payments under these agreements.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dollars):

Year ending December 31:	
2004	$ 9
2005	9
2006	9
2007	9
2008	8
2009 through 2018	53
Total	97
Less: Amount representing interest	(32)
Total at present value	$ 65

Payments under these agreements, including variable components, totaled $18 million in each of the years 2003, 2002 and 2001.

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise deal with the protection of the environment, waste management and the characteristics and composition of fuels. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Sunoco's businesses, including capital costs to construct, maintain and upgrade equipment and facilities. Existing laws and regulations result in liabilities and loss contingencies for remediation at Sunoco's facilities and at third-party or formerly owned sites. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

(Millions of Dollars)	December 31 2003	2002
Accrued liabilities	**$ 44**	$ 43
Other deferred credits and liabilities	**102**	116
	$146	$159

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2000	$ 69	$ 42	$—	$ 19	$ 8	$ 3	$141
Accruals	(2)	21	—	10	2	—	31
Payments	(6)	(19)	—	(11)	(2)	—	(38)
Acquisitions	—	—	10	—	—	—	10
Other*	—	1	—	—	—	—	1
At December 31, 2001	$ 61	$ 45	$ 10	$ 18	$ 8	$ 3	$145
Accruals	(2)	36	1	7	—	—	42
Payments	(7)	(24)	(3)	(12)	(3)	—	(49)
Other*	—	15	—	6	—	—	21
At December 31, 2002	$ 52	$ 72	$ 8	$ 19	$ 5	$ 3	$159
Accruals	**—**	**23**	**1**	**6**	**1**	**(1)**	**30**
Payments	**(9)**	**(22)**	**(2)**	**(10)**	**(1)**	**—**	**(44)**
Other*	**—**	**1**	**—**	**—**	**—**	**—**	**1**
At December 31, 2003	**$43**	**$ 74**	**$ 7**	**$ 15**	**$ 5**	**$ 2**	**$146**

*Consists of increases in the accrued liability for which recovery from third parties is probable.

Sunoco's accruals for environmental remediation activities reflect its estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted environmental claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco's liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2003, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled $95 million. However, the Company believes it is very unlikely that it will realize the maximum loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company's financial position.

Under various environmental laws, including the Resource Conservation and Recovery Act ("RCRA") (which relates to solid and hazardous waste treatment, storage and disposal), Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites. At the Company's major manufacturing facilities, Sunoco has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation accruals for these sites reflect that strategy. Accruals include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

Many of Sunoco's current terminals are being addressed with the above containment/remediation strategy. At some smaller or less impacted facilities and some previously divested terminals, the focus is on remediating discrete interior areas to attain regulatory closure.

Sunoco owns or operates certain retail gasoline outlets where releases of petroleum products have occurred. Federal and state laws and regulations require that contamination caused by such releases at these sites and at formerly owned sites be assessed and remediated to meet the applicable standards. The obligation for Sunoco to remediate this type of contamination varies, depending on the extent of the release and the applicable laws and regulations. A portion of the remediation costs may be recoverable from the reimbursement fund of the applicable state, after any deductible has been met.

Future costs for environmental remediation activities at the Company's marketing sites will also be influenced by the extent of MTBE contamination of groundwater aquifers, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed, installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 2003, Sunoco had been named as a PRP at 49 sites identified or potentially identifiable as "Superfund" sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco's negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $6 million at December 31, 2003. As a result, Sunoco's exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $22 million at December 31, 2003 and are included in deferred charges and other assets in the consolidated balance sheets.

Since the late 1990s, the Environmental Protection Agency ("EPA") has undertaken significant enforcement initiatives under authority of the Clean Air Act, targeting industries with large manufacturing facilities that are significant sources of emissions, including the refining industry. The EPA has asserted that many of these facilities have modified or expanded their operations over time without complying with New Source Review regulations that require permits and new emission controls in connection with any significant facility modifications or expansions that could increase emissions above certain thresholds, and have violated various other provisions of the Clean Air Act, including New Source Review and Prevention of Significant Deterioration ("NSR/PSD") Program, Benzene Waste Organic National Emissions

Standards for Hazardous Air Pollutants ("NESHAP"), Leak Detection and Repair ("LDAR") and flaring requirements. As part of this enforcement initiative, the EPA has entered into consent agreements with several refiners that require them to pay civil fines and penalties and make significant capital expenditures to install emissions control equipment at selected facilities. For some of these refineries, the cost of the required emissions control equipment is significant, depending on the size, age and configuration of the refinery. Sunoco received information requests in 2000, 2001 and 2002 in connection with the enforcement initiative pertaining to its Marcus Hook, Philadelphia, Toledo and Tulsa refineries, the Puerto Rico refinery divested in 2001 and its phenol facility in Philadelphia, PA. Sunoco has completed its responses to the EPA. In 2003, Sunoco received an additional information request at its phenol plant in Philadelphia.

Sunoco has received Notices of Violation and Findings of Violation from the EPA relating to its Marcus Hook, Philadelphia and Toledo refineries. The Notices and Findings of Violation allege failure to comply with certain requirements relating to benzene wastewater emissions at the Company's Marcus Hook, Toledo and Philadelphia refineries and failure to comply with certain requirements relating to leak detection and repair at the Toledo refinery. In addition, the EPA has alleged that: at the Company's Philadelphia refinery, certain modifications were made to one of the fluid catalytic cracking units in 1992 and 1998 without obtaining requisite permits; at the Company's Marcus Hook refinery, certain modifications were made to the fluid catalytic cracking unit in 1990 and 1996 without obtaining requisite permits; and at the Company's Toledo refinery, certain physical and operational changes were made to the fluid catalytic cracking unit in 1985 without obtaining requisite permits. The EPA has also alleged that at the Company's Toledo refinery, certain physical and operational changes were made to the sulfur plant in 1995, 1998 and 1999 without obtaining requisite permits; certain physical and operational changes were made to a flare system without obtaining requisite permits; and that the flare system was not being operated in compliance with the Clean Air Act. Sunoco has met with representatives of the EPA on these Notices and Findings of Violation and is currently evaluating its position. Although Sunoco does not believe that it has violated any Clean Air Act requirements, as part of this initiative, Sunoco could be required to make significant capital expenditures, incur higher operating costs, operate these refineries at reduced levels and pay significant penalties. There are no liabilities accrued at December 31, 2003 in connection with this initiative. With respect to the Company's recently acquired Eagle Point refinery (Note 18), El Paso Corporation, its prior owner, has entered into a consent decree with the EPA and the New Jersey Department of Environmental Protection as part of EPA's enforcement initiative. Sunoco does not anticipate substantial capital expenditures on its part as a result of El Paso's consent decree.

Energy policy legislation continues to be debated in the U.S. Congress. The Bush Administration and the U.S. Senate and House have been unable to reach agreement on final legislation. Both chambers passed energy bills in 2003 and a House-Senate Conference Committee produced a conference report. The U.S. House approved the Conference Committee report but the U.S. Senate failed to bring the matter to a vote. The U.S. Senate leadership has introduced new, pared-down legislation for consideration in 2004. The new legislation, like the conference report, would repeal the oxygenate mandate in the Clean Air Act, set certain requirements for ethanol or renewable fuels usage and phase out the use of MTBE. However, there is no agreement with the U.S. House leadership and no certainty of any action in either chamber. Sunoco uses MTBE and ethanol as oxygenates in different geographic areas of its refining and marketing system. While federal action is uncertain, California, New York and Connecticut began enforcing state-imposed MTBE bans on January 1, 2004. Sunoco does not market in California but is complying with the bans in New York and Connecticut. These bans have resulted in unique gasoline blends, which could have a significant impact on market conditions depending on the details of future regulations, the impact on gasoline supplies, the cost and availability of ethanol and other alternate oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco and the industry in general to recover their costs in the marketplace. A number of additional states are considering bans on MTBE although no immediate action is anticipated.

Sunoco, along with other refiners, manufacturers and sellers of gasoline, and owners and operators of retail gasoline sites, are defendants in various cases in 17 states alleging MTBE contamination in groundwater. Plaintiffs include private litigants, governments and quasi-governmental entities, including various water authorities and towns, and the State of New Hampshire. Plaintiffs generally are alleging product liability for defective product, groundwater contamination, nuisance, trespass, negligence, failure to warn, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages and in some cases injunctive relief and punitive damages. Up to this point, for the group of MTBE cases currently pending, there has been little information developed about the plaintiffs' legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Many other legal and administrative proceedings are pending or possible against Sunoco from its current and past operations, including proceedings related to commercial and tax disputes, product liability, antitrust, employment claims, leaks from pipelines and underground storage tanks, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances (such as benzene or asbestos) and general environmental claims. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any one year. However, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consolidated financial position of Sunoco at December 31, 2003.

13. Minority Interests

Cokemaking Operations

In July 2002, Sunoco transferred an additional interest in its Indiana Harbor cokemaking operation to a third-party investor for $215 million in cash. Since 1995, Sunoco has received $724 million in exchange for interests in its Indiana Harbor and Jewell cokemaking operations in four separate transactions. Sunoco did not recognize any gain at the dates of these transactions as the third-party investors are entitled to a preferential return on their investments, currently equal to 98 percent of the cash flows and tax benefits from the respective cokemaking operations, during preferential return periods which continue until they recover their investments and achieve a cumulative return that averages approximately 10 percent after tax thereon. Income is recognized as coke production and sales generate cash flows and tax benefits which are allocated to Sunoco and the third-party investors, while expense is recognized to reflect the investors' preferential returns.

The preferential return period for the Jewell operation is expected to end in 2011. The preferential return period for the first investor in the Indiana Harbor operation ended in July 2002, at which time the first investor's interest in the cash flows and tax benefits from Indiana Harbor decreased from 95 percent to 5 percent. As a result of the additional investment in July 2002, third-party investors' interests in Indiana Harbor increased from 5 percent to 98 percent. The new investor's preferential return period for the Indiana Harbor operation is expected to end in 2007. The estimated lengths of these preferential return periods are based upon the Company's current expectations of future operations, including sales volumes and prices, raw material and operating costs and capital expenditure levels. Better-than-expected results will shorten the investors' preferential return periods, while lower-than-expected results will lengthen the periods.

After these preferential return periods, the investor in the Jewell operation will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investors in the Indiana Harbor operation will be entitled to a minority interest in the cash flows and tax benefits from Indiana Harbor initially amounting to 34 percent and declining to 10 percent by 2038.

The following table sets forth the minority interest balances and the changes in these balances attributable to the third-party investors' interests in cokemaking operations:

(Millions of Dollars)	**2003**	2002	2001
Balance at beginning of year	**$379**	$223	$316
Nonconventional fuel credit and other tax benefits*	**(58)**	(77)	(69)
Preferential return*	**55**	42	32
Additional cash investments by third-party investors	**—**	215	—
Cash distributions to third-party investors	**(48)**	(24)	(56)
Balance at end of year	**$328**	$379	$223

*The nonconventional fuel credit and other tax benefits and the preferential return, which comprise the noncash reduction in the minority interest in cokemaking operations, are included in other income in the consolidated statements of operations (Note 2).

In each of the four transactions in which the Company transferred interests in its cokemaking operations to third-party investors, Sunoco has provided tax indemnifications to the third parties for certain tax benefits allocated to them during the preferential return periods. In certain of these cases, the Company also has the option to purchase the third-party investors' interests. These indemnifications would require the Company to make payments in the event the Internal Revenue Service disallows the tax deductions and benefits allocated to the third parties or if there is a change in the tax laws that reduces the amount of nonconventional fuel tax credits which would be available to them. These tax indemnifications are in effect until the applicable tax returns are no longer subject to Internal Revenue Service review. Although the Company believes it is remote that it will be required to make any payments under these indemnifications, at December 31, 2003, the maximum potential payment under the tax indemnifications and the options to purchase the third-party investors' interests, if exercised, would have been approximately $770 million. If this were to occur, the minority interest balance would be reduced by approximately $290 million.

Logistics Operations

On February 8, 2002, the Company contributed a substantial portion of its Logistics business to Sunoco Logistics Partners L.P., a master limited partnership formed in 2001, in exchange for a 73.2 percent limited partnership interest, a 2 percent general partnership interest, incentive distribution rights and a special distribution, representing the net proceeds from the Partnership's issuance of $250 million of ten-year 7¼ percent senior notes (Note 11). The Partnership concurrently issued 5.75 million limited partnership units, representing a 24.8 percent interest in the Partnership, in an initial public offering at a price of $20.25 per unit. Proceeds from the offering were used by the Partnership to establish working capital that was not contributed to the Partnership by Sunoco. Sunoco liquidated this retained working capital subsequent to the Partnership's formation. The accounts of the Partnership continue to be included in Sunoco's consolidated financial statements. No gain or loss was recognized on this transaction.

Concurrent with the offering, Sunoco entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. These agreements also establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco to the Partnership for certain environmental, toxic tort and other liabilities.

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investors' interests in Sunoco Logistics Partners L.P.:

(Millions of Dollars)	**2003**	2002
Balance at beginning of year	**$100**	$ —
Net proceeds from the initial public offering on February 8, 2002	**—**	96
Minority interest share of income *	**15**	11
Cash distributions to third-party investors**	**(11)**	(7)
Balance at end of year	**$104**	$100

* Included in selling, general and administrative expenses in the consolidated statements of operations.

** The Partnership increased its quarterly cash distribution per unit from $.45 to $.4875 for the fourth quarter of 2002 and then to $.50 for the second quarter of 2003, $.5125 for the third quarter of 2003 and $.55 for the fourth quarter of 2003.

14. Shareholders' Equity

Each share of Company common stock is entitled to one full vote. The $10 million of outstanding 6¾ percent debentures are convertible into shares of Sunoco common stock at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 2003, there were 242,981 shares of common stock reserved for this potential conversion (Note 11).

Commencing with the fourth quarter of 2003, the Company increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year).

In 2003 and 2001, the Company repurchased 2.9 and 10.7 million shares, respectively, of its common stock for $136 and $393 million, respectively. The Company did not repurchase any of its common stock during 2002. At December 31, 2003, the Company had a remaining authorization from its Board to purchase up to $243 million of Company common stock in the open market from time to time depending on prevailing market conditions and available cash.

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2003, no such shares had been issued.

On February 1, 1996, the Company adopted a shareholder rights plan and designated 1,743,019 shares of its preference stock as Series B participating cumulative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock outstanding on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. The Rights are attached to the common stock until they become exercisable. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock or announces a tender offer for 15 percent or more of the common stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Series B participating cumulative preference stock for $100. After a party has acquired 15 percent or more of the common stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in certain situations, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the common stock. The Company may redeem each Right for $.01 per Right at any time until a party has acquired 15 percent or more of the common stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the common stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

The following table sets forth the components (net of related income taxes) of the accumulated other comprehensive loss balances in shareholders' equity:

(Millions of Dollars)	December 31 2003	2002
Minimum pension liability adjustment	**$(190)**	$(197)
Hedging activities	**3**	2
	$(187)	$(195)

15. Management Incentive Plans

Sunoco's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan II ("LTPEP II"). The EIP provides for the payment of annual cash incentive awards while the LTPEP II provides for the award of stock options, common stock units and related rights to directors, officers and other key employees of Sunoco. The options granted under LTPEP II have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. LTPEP II authorizes the use of four million shares of common stock for awards. No awards may be granted under LTPEP II after December 31, 2006, unless the Board extends this date to a date no later than December 31, 2011.

The following table summarizes information with respect to common stock option awards under Sunoco's management incentive plans as well as the Employee Option Plan:

	Management Incentive Plans		Employee Option Plan*	
	Shares Under Option	Weighted-Average Option Price Per Share	Shares Under Option	Option Price Per Share
Outstanding, December 31, 2000	5,055,354	$29.63	509,019	$28.00
Granted	754,960	$37.61	—	
Exercised	(1,279,910)	$29.38	(118,100)	$28.00
Canceled	(32,710)	$32.12	(12,020)	$28.00
Outstanding, December 31, 2001	4,497,694	$31.02	378,899	$28.00
Granted	733,360	$30.27	—	
Exercised	(604,264)	$27.34	(213,470)	$28.00
Canceled	(95,480)	$35.60	(6,225)	$28.00
Outstanding, December 31, 2002	4,531,310	$31.29	159,204	$28.00
Granted	**504,800**	**$48.80**	**—**	
Exercised	**(1,803,310)**	**$30.31**	**(93,695)**	**$28.00**
Canceled	**(32,760)**	**$37.95**	**(41,619)**	**$28.00**
Outstanding, December 31, 2003	**3,200,040**	**$34.53**	**23,890**	**$28.00**
Exercisable, December 31				
2001	3,051,724	$30.02	378,899	$28.00
2002	3,111,490	$30.13	159,204	$28.00
2003	**1,964,380**	**$32.46**	**23,890**	**$28.00**
Available for Grant, December 31				
2001	3,547,040		—	
2002	2,526,780		—	
2003	**2,385,580**		**—**	

*Options were granted to employees (other than executives) during 1993 and 1994.

The following table provides additional information concerning all options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Under Option	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
$24.63—$26.44	**349,330**	**6**	**$25.19**	**349,330**	**$25.19**
$27.25—$28.88	**480,410**	**6**	**$27.85**	**480,410**	**$27.85**
$30.15—$32.88	**1,070,040**	**8**	**$30.85**	**355,840**	**$32.26**
$35.24—$39.88	**829,350**	**7**	**$38.26**	**802,690**	**$38.33**
$49.02	**494,800**	**10**	**$49.02**	**—**	
$24.63—$49.02	**3,223,930**	**8**	**$34.49**	**1,988,270**	**$32.40**

Common stock unit awards mature upon completion of a restriction period or upon attainment of predetermined performance targets. At December 31, 2002, all outstanding common stock units were payable in Company common stock. In December 2003, the Company changed the method of payment for certain outstanding common stock unit awards to cash. As a result, the Company recorded a $12 million charge to the capital in excess of par value component of shareholders' equity at December 31, 2003. At December 31, 2003, 402,600 of the outstanding common stock unit awards were payable in cash and 92,834 were payable in Company common stock. The following table summarizes information with respect to all common stock unit awards under Sunoco's management incentive plans:

	2003	2002	2001
Outstanding at beginning of year	**462,212**	519,290	436,292
Granted*	**144,565**	151,650	114,500
Performance factor adjustment**	**33,931**	(53,372)	—
Matured	**(143,674)**	(147,061)	(22,902)
Canceled	**(1,600)**	(8,295)	(8,600)
Outstanding at end of year	**495,434**	462,212	519,290

* The weighted average price for common stock awards on the date of grant was $48.40, $30.14 and $37.07 for awards granted in 2003, 2002 and 2001, respectively.

** Consists of adjustments to performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.

During the fourth quarter of 2002, Sunoco adopted the fair value method of accounting for employee stock compensation plans, retroactive to January 1, 2002 (Note 1). Stock-based compensation expense for 2003 and 2002 determined utilizing this method amounted to $13 and $11 million, respectively ($8 and $7 million after tax, respectively), which consisted of $6 and $6 million, respectively, related to stock option awards and $7 and $5 million, respectively, related to common stock unit awards. Had the fair value method been followed during 2001, the pro forma impact on Sunoco's net income and net income per share of common stock on a diluted basis would have been as follows:

(Millions of Dollars, Except Per Share Amounts)

Net income, as reported:	$398
Add back after-tax stock-based compensation expense included in reported net income	4
Less after-tax stock-based compensation expense determined under SFAS No. 123	(7)
Net income, pro forma	$395
Net income per share:	
As reported	$4.85
Pro forma	$4.82

The 2003 and 2002 historical amounts and the 2001 pro forma amounts above have been computed in accordance with the fair value method and reflect the estimated fair values of $13.07, $7.08 and $10.38 per option granted during 2003, 2002 and 2001, respectively. These values are calculated using the Black-Scholes option pricing model based on the following weighted-average assumptions:

	2003	2002	2001
Expected life (years)	**6**	6	6
Risk-free interest rate	**3.7%**	3.7%	4.8%
Dividend yield	**2.2%**	3.3%	2.7%
Expected volatility	**28.8%**	29.3%	29.3%

16. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 2003 and 2002, the estimated fair value of Sunoco's long-term debt was $1,536 and $1,593 million, respectively, compared to carrying amounts of $1,350 and $1,453 million, respectively. Long-term debt that is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

The Company guarantees the debt of affiliated companies and others. Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value. The accounting recognition provisions of FASB Interpretation No. 45 do not apply to these guarantees as they were entered into prior to January 1, 2003, the date prospective application of the provisions is required (Note 1).

Sunoco uses swaps, options, futures, forwards and other derivative instruments for hedging purposes. Sunoco is at risk for possible changes in the market value for these derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged items. In addition, Sunoco is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions or corporations with investment-grade credit ratings. Market and credit risks associated with all of Sunoco's derivative contracts are reviewed regularly by management.

Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in a portion of the Company's electricity and natural gas costs. In addition, Sunoco uses derivative contracts from time to time to reduce foreign exchange risk relating to certain export sales denominated in foreign currencies.

At December 31, 2003, the Company had recorded liabilities totaling $1 million for hedging losses, which represented their fair value as determined using various indices and dealer quotes. The amount of hedge ineffectiveness on derivative contracts during the 2001-2003 period was not material. Open contracts as of December 31, 2003 vary in duration but do not extend beyond 2004.

17. Business Segment Information

Sunoco is principally a petroleum refiner and marketer and chemicals manufacturer with interests in logistics and cokemaking. Sunoco's operations are organized into five business segments.

The Refining and Supply segment manufactures petroleum products at Sunoco's Marcus Hook, Philadelphia, Toledo and Tulsa refineries and commodity petrochemicals at Sunoco's Marcus Hook, Philadelphia and Toledo refineries and sells these products to other Sunoco businesses and to wholesale and industrial customers. This segment also manufactures lubricant products at Sunoco's Tulsa refinery which are sold into process oil, wholesale base oil and wax markets ("Western Lubricants") and, prior to the completion of the restructuring of lubricants operations in December 2001, included Value Added and Eastern Lubricants (Note 3).

The Retail Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in 25 states primarily on the East Coast and in the Midwest region of the United States.

The Chemicals segment manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill OH; polypropylene at facilities in La Porte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia refinery. In addition, propylene and polypropylene are produced at its Marcus Hook, PA, Epsilon joint venture facility and MTBE is produced at its Mont Belvieu, TX, BEF joint venture facility. This segment also distributes and markets these products. A facility in Pasadena, TX, which produces plasticizers, was sold to BASF in January 2004, while a facility in Neville Island, PA will continue to produce plasticizers exclusively for BASF under a three-year tolling agreement (Note 3).

The Logistics segment operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics segment has an ownership interest in several refined product and crude oil pipeline joint ventures. Since February 8, 2002, the date of the initial public offering, logistics operations have been conducted primarily through Sunoco Logistics Partners L.P. (Note 13).

The Coke segment makes high-quality, blast-furnace coke at Sunoco's Indiana Harbor facility in East Chicago, IN and Jewell facility in Vansant, VA, and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with two steel companies.

Income tax amounts give effect to the tax credits earned by each segment. Overhead expenses that can be identified with a segment have been included as deductions in determining pretax and after-tax segment income. The remainder are included in Corporate and Other. Also included in Corporate and Other are net financing expenses and other, which consist principally of interest cost, debt and other financing expenses less interest income and interest capitalized, and significant unusual and infrequently occurring items not allocated to a segment for purposes of reporting to the chief operating decision maker. Corporate and Other also includes the preferential return of third-party investors in the Company's cokemaking operations (Note 13). Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics	Coke	Corporate and Other	Consolidated
2003							
Sales and other operating revenue (including consumer excise taxes):							
Unaffiliated customers	**$7,174**	**$7,539**	**$1,627**	**$1,275**	**$251**	**$ —**	**$17,866**
Intersegment	**$4,852**	**$ —**	**$ —**	**$1,383**	**$ —**	**$ —**	**$ —**
Pretax segment income (loss)	**$ 416**	**$ 145**	**$ 84**	**$ 34**	**$ 66**	**$(250)**	**$ 495**
Income tax (expense) benefit	**(155)**	**(54)**	**(31)**	**(8)**	**(23)**	**88**	**(183)**
After-tax segment income (loss)	**$ 261**	**$ 91**	**$ 53**	**$ 26**	**$ 43**	**$(162)***	**$ 312**
Equity income (loss)	**$ 2**	**$ —**	**$ 4**	**$ 20**	**$ —**	**$ (23)****	**$ 3**
Depreciation, depletion and amortization	**$ 165**	**$ 99**	**$ 59**	**$ 27**	**$ 13**	**$ —**	**$ 363**
Capital expenditures	**$ 245**	**$ 107*****	**$ 29†**	**$ 39**	**$ 5**	**$ —**	**$ 425**
Investments in and advances to affiliated companies	**$ 12**	**$ —**	**$ 74**	**$ 85**	**$ —**	**$ —**	**$ 171**
Identifiable assets	**$2,344**	**$1,274**	**$1,455**	**$1,121**	**$268**	**$ 485††**	**$ 6,922†††**

* Consists of $40 million of after-tax corporate expenses, $99 million of after-tax net financing expenses and other and a $23 million after-tax provision for asset write-downs and other matters (Notes 2 and 3).

** Represents Sunoco's share of a provision recorded by the Chemicals segment's one-third-owned BEF joint venture to write down its MTBE production facility to its estimated fair value (Note 2).

*** Excludes $162 million purchase of 193 Speedway retail gasoline sites located primarily in Florida and South Carolina, including related inventory (Note 3).

† Excludes $198 million associated with the formation of a propylene partnership with Equistar Chemicals, L.P. and a related supply contract and the acquisition of Equistar's Bayport polypropylene facility (Note 3).

†† Consists of Sunoco's $91 million consolidated deferred income tax asset, $11 million of prepaid retirement costs and $383 million attributable to corporate activities.

††† After elimination of intersegment receivables.

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics	Coke	Corporate and Other	Consolidated
2002							
Sales and other operating revenue (including consumer excise taxes):							
Unaffiliated customers	$5,827	$6,172	$1,362	$ 690	$248	$ —	$14,299
Intersegment	$3,828	$ —	$ —	$1,158	$ —	$ —	$ —
Pretax segment income (loss)	$ (46)	$ 31	$ 43	$ 47	$ 65	$(213)	$ (73)
Income tax (expense) benefit	15	(11)	(15)	(14)	(23)	74	26
After-tax segment income (loss)	$ (31)	$ 20	$ 28	$ 33	$ 42	$(139)*	$ (47)
Equity income	$ 3	$ —	$ 6	$ 14	$ —	$ —	$ 23
Depreciation, depletion and amortization	$ 153	$ 95	$ 44	$ 25	$ 12	$ —	$ 329
Capital expenditures	$ 179	$ 124	$ 36	$ 41**	$ 5	$ —	$ 385
Investments in and advances to affiliated companies	$ 16	$ —	$ 101	$ 81	$ —	$ —	$ 198
Identifiable assets	$2,252	$1,135	$1,325	$1,021	$278	$ 452***	$ 6,441†

* Consists of $26 million of after-tax corporate expenses, $91 million of after-tax net financing expenses and other and a $22 million after-tax provision for asset write-downs and other matters (Note 3).

** Excludes $54 million purchase from Unocal of interests in three Midwestern and Western U.S. products pipeline companies and a $6 million purchase which increased the Company's ownership interest in the West Texas Gulf pipeline (Note 3).

*** Consists of Sunoco's $94 million consolidated deferred income tax asset, $5 million of prepaid retirement costs and $353 million attributable to corporate activities.

† After elimination of intersegment receivables.

Segment Information

(Millions of Dollars)	Refining and Supply*	Retail Marketing	Chemicals	Logistics	Coke	Corporate and Other	Consolidated
2001							
Sales and other operating revenue (including consumer excise taxes):							
Unaffiliated customers	$5,999	$6,019	$1,264	$ 545	$236	$ —	$14,063
Intersegment	$3,711	$ —	$ —	$1,068	$ —	$ —	$ —
Pretax segment income (loss)	$ 459	$ 137	$ 9	$ 61	$ 91	$(170)	$ 587
Income tax (expense) benefit	(171)	(50)	(3)	(19)	(30)	84	(189)
After-tax segment income (loss)	$ 288	$ 87	$ 6	$ 42	$ 61	$ (86)**	$ 398
Equity income (loss)	$ 3	$ —	$ (6)	$ 11	$ —	$ —	$ 8
Depreciation, depletion and amortization	$ 150	$ 100	$ 41	$ 18	$ 12	$ —	$ 321
Capital expenditures	$ 122	$ 114***	$ 30†	$ 61	$ 4	$ —	$ 331
Investments in and advances to affiliated companies	$ 12	$ —	$ 106	$ 21	$ —	$ —	$ 139
Identifiable assets	$ 2,346	$1,131	$1,325	$ 699	$293	$ 241††	$ 6,019†††

* Includes Value Added and Eastern Lubricants operations (Note 3).

** Consists of $24 million of after-tax corporate expenses, $82 million of after-tax net financing expenses and other, a $21 million after-tax gain on income tax settlement and a $1 million after-tax provision for asset write-downs and other matters (Note 3).

*** Excludes the $59 million purchase from The Coastal Corporation of 473 retail gasoline outlets located in the eastern United States and related working capital.

† Excludes the $649 million acquisition of Aristech Chemical Corporation and related working capital (Note 3).

†† Consists of Sunoco's $116 million consolidated deferred income tax asset, $87 million of prepaid retirement costs and $38 million attributable to corporate activities.

††† After elimination of intersegment receivables.

The following table sets forth Sunoco's sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)	**2003**	2002	2001
Gasoline:			
Wholesale	**$ 2,167**	$ 1,787	$ 1,690
Retail	**4,529**	3,545	3,542
Middle distillates	**3,518**	2,736	2,861
Residual fuel	**797**	549	525
Petrochemicals	**1,884**	1,599	1,508
Lubricants	**295**	263	476
Other refined products	**505**	510	450
Other products and services	**703**	596	543
Resales of purchased crude oil	**1,218**	632	491
Coke and coal	**251**	248	236
Consumer excise taxes	**1,999**	1,834	1,741
	$17,866	$14,299	$14,063

18. Subsequent Events

In January 2004, Sunoco completed the purchase of the 150 thousand barrels-per-day Eagle Point refinery and related assets from El Paso Corporation for $235 million, including an estimated $124 million for crude oil and refined product inventory. In connection with this transaction, Sunoco assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ near the Company's existing Northeast refining operations. Management believes the acquisition of the Eagle Point refinery complements and enhances the Company's refining operations in the Northeast and enables the capture of significant synergies in the larger Northeast Refining Complex. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco intends to sell to Sunoco Logistics Partners L.P.

In January 2004, Sunoco agreed to purchase 385 retail outlets currently operated under the Mobil® brand from ConocoPhillips for $187 million, plus inventory. The acquisition consists of 114 Company-owned or leased outlets, 36 dealer-owned locations and 235 distributor-supplied outlets. These outlets, which include 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. The transaction, which is subject to certain conditions including regulatory approval and the completion of due diligence, is expected to be completed in the second quarter of 2004.

Report of Management

To the Shareholders of Sunoco, Inc.

The accompanying consolidated financial statements of Sunoco, Inc. and its subsidiaries ("Sunoco") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using accounting principles generally accepted in the United States and deemed appropriate in the circumstances. Management believes that these financial statements present fairly, in all material respects, Sunoco's financial position, results of operations and cash flows. Other financial information presented in this Annual Report is consistent with that in the financial statements.

To fulfill its responsibility for the financial statements, Sunoco maintains a system of internal control which in management's opinion provides reasonable assurance of achieving the objectives of internal control. These objectives include safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial statements and accountability for assets. The system of internal control is subject to ongoing evaluation of its continuing effectiveness.

Sunoco's independent auditors, Ernst & Young LLP, have expressed an opinion on the fairness of the Company's financial statements in their report presented on this page.

The Audit Committee of the Board of Directors, which met fourteen times during 2003, is comprised only of directors who meet the independence requirements of the New York Stock Exchange and the rules and regulations of the Securities and Exchange Commission. It assists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal control, and it assesses the performance and approves the appointment of the independent auditors, and recommends the ratification of their appointment to the shareholders. Both the independent auditors and Sunoco's internal auditors have unrestricted access to the Committee to discuss audit findings and other financial matters.

John G. Drosdick

John G. Drosdick
Chairman, Chief Executive Officer & President

Thomas W. Hofmann

Thomas W. Hofmann
Senior Vice President & Chief Financial Officer

Report of Independent Auditors

To the Shareholders and Board of Directors,
Sunoco, Inc.

We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for goodwill and other indefinite-lived intangible assets and employee stock compensation plans in 2002.

Ernst & Young LLP

Philadelphia, Pennsylvania
February 13, 2004

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*	2003	2002	2001
Refinery crude unit capacity at December 31**	**730.0**	730.0	730.0
Input to crude units	**708.1**	689.9	687.7
Refinery crude unit capacity utilized	**97%**	95%	94%

* Thousands of barrels daily except percentages.

** In January 2004, crude unit capacity increased to 890 thousands of barrels daily. This change reflects the acquisition of the 150 thousand barrels-per-day Eagle Point refinery and a 10 thousand barrels-per-day adjustment at the Toledo refinery reflecting the increased reliability and enhanced operations at this facility in recent years.

Products Manufactured*	2003	2002	2001
Gasoline	**375.6**	375.2	356.1
Middle distillates	**236.7**	231.2	230.0
Residual fuel	**59.8**	55.9	56.4
Petrochemicals	**27.9**	30.5	30.0
Lubricants	**13.6**	13.1	12.2
Other	**77.6**	73.4	82.5
Total production	**791.2**	779.3	767.2
Less: Production used as fuel in refinery operations	**37.1**	37.0	37.0
Total production available for sale	**754.1**	742.3	730.2

*Thousands of barrels daily.

Inventories*	2003	2002	2001
Crude oil	**16.8**	17.0	20.2
Refined products**	**17.0**	17.4	19.8

* Millions of barrels at December 31.

** Includes petrochemical inventories produced at Sunoco's Marcus Hook, Philadelphia and Toledo refineries excluding cumene, which is included in the Chemicals segment.

Retail Sales*	2003	2002	2001
Gasoline	**276.5**	262.3	244.1
Middle distillates	**40.3**	36.4	35.0
	316.8	298.7	279.1

*Thousands of barrels daily.

Retail Gasoline Outlets	2003	2002	2001
Direct outlets:			
Company owned or leased	**1,442**	1,384	1,433
Dealer owned	**594**	682	686
Total direct outlets	**2,036**	2,066	2,119
Distributor outlets	**2,492**	2,315	2,032
	4,528	4,381	4,151

Other Data	2003	2002	2001
Throughput per Company owned or leased outlet	**124.4**	121.7	116.3

*Thousands of gallons of gasoline and diesel monthly.

Chemicals Segment Data

Chemical Sales*	2003	2002	2001
Phenol and related products	**2,629**	2,831	2,605
Polypropylene**	**1,562**	1,346	1,384
Plasticizers***	**591**	615	532
Propylene	**774**	774	715
Other	**162**	178	175
	5,718	5,744	5,411

* Millions of pounds.

** Excludes Epsilon joint venture. Includes Bayport facility subsequent to its purchase effective March 31, 2003.

*** Consists of amounts attributable to the plasticizer business, which was divested in January 2004.

Other Data	2003	2002	2001
Chemical inventories*	**420**	499	453

*Millions of pounds.

Logistics Segment Data

Pipeline Shipments*	2003	2002	2001
Crude oil	**12.9**	12.6	13.5
Refined products	**15.2**	15.5	14.9

*Billions of barrel miles. Consists of 100 percent of the pipeline shipments of pipelines owned and operated by Sunoco Logistics Partners L.P., the master limited partnership that is 75.3 percent owned by Sunoco.

Other Data	2003	2002	2001
Crude oil inventory*	**2.0**	1.9	2.4

*Millions of barrels at December 31.

Coke Segment Data*

	2003	2002	2001
Coke production	**2,024**	2,001	2,006
Coke sales	**2,024**	2,158	2,002

*Thousands of tons.

Quarterly Financial and Stock Market Information (Unaudited)

(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

	2003				2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales and other operating revenue (including consumer excise taxes)	**$4,560**	**$4,169**	**$4,601**	**$4,536**	$2,918	$3,527	$3,789	$4,065
Gross profit*	**$324**	**$327**	**$425**	**$291**	$16	$193	$170	$279
Net income (loss)	**$86**	**$81**	**$109****	**$36*****	$(107)	$9†	$(10)	$61††
Net income (loss) per share of common stock:								
Basic	**$1.12**	**$1.05**	**$1.41**	**$.47**	$(1.41)	$.12	$(.13)	$.80
Diluted	**$1.12**	**$1.04**	**$1.40**	**$.47**	$(1.41)†††	$.12	$(.13)†††	$.79
Cash dividends per share of common stock	**$.25**	**$.25**	**$.25**	**$.275**	$.25	$.25	$.25	$.25
Common stock price#—high	**$38.04**	**$39.00**	**$41.42**	**$52.60**	$42.25	$40.81	$37.58	$33.57
—low	**$29.67**	**$35.40**	**$35.93**	**$40.10**	$36.25	$34.11	$29.65	$27.02
—end of period	**$36.57**	**$37.74**	**$40.22**	**$51.15**	$40.01	$35.63	$30.16	$33.18

* Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.

** Includes a $15 million after-tax provision for asset write-downs and other matters.

*** Includes an $8 million after-tax provision for asset write-downs and other matters.

† Includes a $17 million after-tax provision for asset write-downs and other matters.

†† Includes a $5 million after-tax provision for asset write-downs and other matters.

††† Since the assumed issuance of common stock related to stock incentive awards would have resulted in a reduction in the loss per share, the diluted per share amounts are equal to the basic per share amounts.

The Company's common stock is principally traded on the New York Stock Exchange, Inc. under the symbol "SUN." The Company had approximately 25,000 holders of record of common stock as of January 30, 2004.

Directors and Officers

Directors

Robert J. Darnall
Former Chairman and CEO
Prime Advantage Corp.;
Retired President and CEO
Ispat North America, Inc.;
Retired Chairman,
President and CEO
Inland Steel Industries, Inc.

John G. Drosdick
Chairman, Chief Executive
Officer and President
Sunoco, Inc.

Ursula F. Fairbairn
Executive Vice President
American Express Co.

Thomas P. Gerrity
Professor of Management
and Former Dean
The Wharton School
University of Pennsylvania

Rosemarie B. Greco
Director, Office of Health Care
Reform, Commonwealth of
Pennsylvania

James G. Kaiser
Chairman and Chief
Executive Officer
Avenir Partners, Inc.;
Retired President and
Chief Executive Officer
Quanterra Incorporated

Robert D. Kennedy
Retired Chairman and CEO
Union Carbide Corporation

Richard H. Lenny
Chairman, President and
Chief Executive Officer
Hershey Foods Corporation

Norman S. Matthews
Retail Consultant
and Investor;
Former President
Federated Department Stores

R. Anderson Pew
Retired Chief
Executive Officer
Radnor Corporation;
Retired President
Helios Capital Corporation

G. Jackson Ratcliffe
Chairman and Retired
President and
Chief Executive Officer
Hubbell Incorporated

John W. Rowe
Chairman and
Chief Executive Officer
Exelon Corporation

Committees of the Board

Audit Committee

Thomas P. Gerrity, Chair
Robert J. Darnall
Rosemarie B. Greco
Richard H. Lenny

Compensation Committee

G. Jackson Ratcliffe, Chair
Ursula F. Fairbairn
James G. Kaiser
Robert D. Kennedy
Norman S. Matthews
John W. Rowe

Executive Committee

John G. Drosdick, Chair
Rosemarie B. Greco
Robert D. Kennedy
Norman S. Matthews
R. Anderson Pew

Governance Committee

Robert D. Kennedy, Chair
Robert J. Darnall
Thomas P. Gerrity
Rosemarie B. Greco
G. Jackson Ratcliffe

Public Affairs Committee

James G. Kaiser, Chair
Robert J. Darnall
Ursula F. Fairbairn
Robert D. Kennedy
Richard H. Lenny
Norman S. Matthews
R. Anderson Pew
John W. Rowe

Principal Officers

Terence P. Delaney
Vice President, Investor
Relations and Planning

Michael H. R. Dingus
Senior Vice President,
Sunoco, Inc.
President, Sun Coke
Company

John G. Drosdick
Chairman, Chief Executive
Officer and President

Bruce G. Fischer
Senior Vice President
Sunoco Chemicals

Thomas W. Hofmann
Senior Vice President and
Chief Financial Officer

Joseph P. Krott
Comptroller

Michael S. Kuritzkes
Senior Vice President and
General Counsel

Joel H. Maness
Senior Vice President
Refining and Supply

Ann C. Mulé
Chief Governance Officer,
Assistant General Counsel
and Corporate Secretary

Paul A. Mulholland
Treasurer

Rolf D. Naku
Senior Vice President
Human Resources and
Public Affairs

Robert W. Owens
Senior Vice President
Marketing

Ross S. Tippin, Jr.
General Auditor

Charles K. Valutas
Senior Vice President and
Chief Administrative Officer

Of Interest to Sunoco Shareholders

Principal Office

Ten Penn Center
1801 Market Street
Philadelphia, PA 19103-1699
215-977-3000
e-mail:
SunocoOnline@SunocoInc.com
Web Site: www.SunocoInc.com

Transfer Agent and Registrar

For information about dividend payments, the Shareholder Access and Reinvestment Plan (SHARP), stock transfer requirements, address changes, account consolidations, ending duplicate mailing of Sunoco materials, stock certificates and all other shareholder account related matters, contact Sunoco's Transfer Agent:

Sunoco, Inc.
EquiServe Trust Company, N.A.
P.O.Box 43069
Shareholder Services
Providence, RI 02940-3069
800-888-8494
Internet: www.equiserve.com
Hearing Impaired #:TDD:800-952-9245

Annual Meeting

Thursday, May 6, 2004, 9:30 a.m.

Stewart Auditorium
Moore College of Art & Design
20th Street and the Parkway
Philadelphia, PA 19103-1179

For further information about the annual meeting, contact the Corporate Secretary at the principal office. Sunoco's Notice of Annual Meeting, Proxy Statement and Proxy Card are mailed to shareholders prior to the annual meeting.

Shareholders who do not want to receive printed copies of the Annual Report and Proxy Statement, but instead want to access these documents via the Internet, should contact EquiServe, Sunoco's Transfer Agent. Shareholders making this selection will be mailed Sunoco's Notice of Annual Meeting and a Proxy Card as well as detailed instructions when the materials are available.

Investor Relations

Shareholders and investors seeking financial information about Sunoco may write the Company or call 215-977-6106.

Earnings announcements, press releases and copies of reports filed with the Securities and Exchange Commission are available at our Web Site or by leaving your full name, address and phone number on voice mail at 215-977-6440.

Shareholder Relations

Shareholders seeking non-financial information about Sunoco may write to the Company at its principal office address, call 215-977-6082 or e-mail ShareholderRelations@SunocoInc.com.

Health, Environment and Safety

Sunoco's Health, Environment and Safety Review and CERES Report is available at our Web Site or by writing the Company.

CustomerFirst

For customer service inquiries, write the Company or call 1-800-SUNOCO1.

SUNOCO

Printed on recycled paper

Sunoco, Inc. Ten Penn Center 1801 Market Street Philadelphia, PA 19103-1699